Exhibit (a)(1)(i)

OFFER TO PURCHASE

All Outstanding Shares of Common Stock

of

DECIPHERA PHARMACEUTICALS, INC.

a Delaware Corporation

at

$25.60 Net Per Share in Cash

by

TOPAZ MERGER SUB, INC.

a wholly-owned subsidiary of

ONO PHARMACEUTICAL CO., LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER

11:59 P.M., NEW YORK CITY TIME, ON JUNE 10, 2024, UNLESS THE OFFER IS

EXTENDED OR EARLIER TERMINATED.

TOPAZ MERGER SUB, INC. (“PURCHASER”), A DELAWARE CORPORATION AND A WHOLLY-OWNED SUBSIDIARY OF ONO PHARMACEUTICAL CO., LTD., A JAPANESE COMPANY (KABUSHIKI KAISHA) (“PARENT” OR “ONO”), IS OFFERING TO PURCHASE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE “SHARES”), OF DECIPHERA PHARMACEUTICALS, INC., A DELAWARE CORPORATION (THE “COMPANY” OR “DECIPHERA”), AT A PRICE OF $25.60 PER SHARE (THE “OFFER PRICE”), NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON AND LESS ANY APPLICABLE WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE (TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS HERETO, THIS “OFFER TO PURCHASE”) AND IN THE RELATED LETTER OF TRANSMITTAL (TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, THE “LETTER OF TRANSMITTAL” AND, TOGETHER WITH THE OFFER TO PURCHASE, THE “OFFER”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 29, 2024 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, upon the terms and conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company without a vote of the Company’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and a wholly owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”). At the effective time of the Merger, all then outstanding Shares (other than (i) Shares held by the Company (or held in the treasury of the Company), (ii) Shares held by Parent, Purchaser or any of their direct or indirect subsidiaries, (iii) Shares irrevocably accepted for payment by Purchaser in the Offer, and (iv) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and have neither withdrawn nor lost such rights as of the effective time of the Merger), will be converted into the right to receive consideration equal to the Offer Price, net to the holder in cash, without interest and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

After careful consideration, the Company’s board of directors has unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), (ii) determined that the Transactions, including the Offer and Merger, are in the best interests of the Company and its stockholders, (iii) determined that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to certain other conditions. See Section 17—“Certain Conditions to the Offer.” A summary of the principal terms of the Offer appears on pages 6 through 13 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

May 13, 2024

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either (a) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or (b) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the expiration of the Offer, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

We are not aware of any jurisdiction where the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or is prohibited by any administrative or judicial action pursuant thereto. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, the Company has filed the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 7. “Certain Information Concerning the Company.”

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Parent, Purchaser, the Company, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, the Company, or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free:

(866) 920-4406

Outside the U.S.

(781) 896-6945

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the related Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from or is based upon publicly available documents or records of the Company on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to the Company provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.01 per share, of Deciphera Pharmaceuticals, Inc.

Price Offered Per Share	$25.60 (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes. Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollars.

Scheduled Expiration of Offer	One minute after 11:59 p.m., New York City time, on June 10, 2024, unless the offer is extended or earlier terminated in accordance with the Merger Agreement (as defined below).

Purchaser	Topaz Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Ono Pharmaceutical Co., Ltd., a Japanese company (kabushiki kaisha) (“Ono” or “Parent”).

Company Board Recommendation	On April 28, 2024, the board of directors of the Company (the “Company Board”) unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), (ii) determined that the Transactions, including the Offer and Merger, are in the best interests of the Company and its stockholders, (iii) determined that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Support Stockholders	Contemporaneously with the execution and delivery of the Merger Agreement, certain stockholders of the Company entered into Tender and Support Agreements with Parent and Purchaser which provide, among other things, that each such stockholder will tender all of the Shares held by such stockholder to Purchaser in the Offer. The Support Stockholders (as defined below) beneficially owned, in the aggregate, approximately 28% of the outstanding Shares as of April 29, 2024.

Who is offering to purchase my Shares?

•	Purchaser is offering to purchase for the Offer Price any and all of the outstanding shares of common stock, par value $0.01 per share, of the Company. Parent is a company engaged in the production,

purchase and sale of pharmaceuticals and diagnostic reagents, focusing primarily on prescription pharmaceuticals.

•

Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into the Company (the “Merger”) in accordance with the Merger Agreement (as defined herein) and the Delaware General Corporation Law (“DGCL”).

See Section 8—“Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase (the “Offer to Purchase”), we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the terms “Parent” or “Ono” to refer to Ono Pharmaceutical Co., Ltd. alone, the term “Purchaser” to refer to Topaz Merger Sub, Inc. alone, and the terms the “Company” or “Deciphera” to refer to Deciphera Pharmaceuticals, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase any and all of the outstanding shares of common stock, par value $0.01 per share, of the Company on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (the “Letter of Transmittal”). Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of common stock, par value $0.01 per share, of the Company that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in the Company. If the Offer is consummated, Parent intends to consummate the Merger (the “Merger Closing”) as soon as practicable following the consummation of the Offer, subject to the terms of the Merger Agreement and in accordance with the DGCL (the date on which the Merger Closing occurs, the “Closing Date”). Upon consummation of the Merger, the Company would cease to be a publicly traded company and would be a wholly-owned subsidiary of Parent.

See Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company,” and Section 12—“Purpose of the Offer; Plans for the Company.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $25.60 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and the Company have entered into an Agreement and Plan of Merger, dated as of April 29, 2024 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”). The Merger Agreement provides, among other things, for certain of the terms and conditions to the Offer and the Merger.

See Section 11—“The Merger Agreement; Other Agreements” and Section 17—“Certain Conditions to the Offer.”

What does the Company’s board of directors think of the Offer?

After careful consideration, the Company’s board of directors (the “Company Board”), among other things, has unanimously:

•	approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

•	determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders;

•	determined that the Merger will be effected under Section 251(h) of the DGCL; and

•	recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9.

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $2.4 billion to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding equity awards as described herein), and to pay related transaction fees and expenses at the Merger Closing. Parent will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer. Parent expects to partially fund the Offer and the Merger from debt financing contemplated by a debt commitment letter, dated as of April 29, 2024 (the “Debt Commitment Letter”), between Parent and Bank of America, National Association (“Bank of America”). Pursuant to the Debt Commitment Letter, Bank of America committed to provide, subject solely to conditions precedent that are expressly set forth in the “Initial Conditions Precedent” section of the term sheet exhibit to the Debt Commitment Letter, to Purchaser debt financing in an aggregate principal amount of JPY 100,000,000,000, or approximately US $642.1 million, to partially finance the Transactions and pay related fees and expenses. If Parent, Merger Sub or any of their respective Affiliates receives any notice or communication, whether oral or written, from any Debt Financing Source or other Person party to the Debt Commitment Letter, that one or more Debt Financing Sources or other Persons party to the Debt Commitment Letter plans to, intends to or will make any portion of the Debt Financing unavailable, or if any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent and Purchaser must use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount that, when taken together with other cash in hand, would be sufficient to make the required payments or such unavailable portion thereof on terms and conditions that are not less favorable to Parent and Purchaser than as contemplated by the Debt Commitment Letter. Neither the Offer nor the Merger is conditioned upon Parent’s or Purchaser’s ability to finance or fund the purchase of the Shares pursuant to the Offer or to consummate the Merger.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the following:

•

there shall have been validly tendered and not validly withdrawn at or prior to the Expiration Time (as defined below) that number of Shares that, considered together with all other Shares beneficially owned by Parent and its controlled affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

•

the waiting period (or any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) shall have expired or been terminated;

•

no applicable international, multinational, national, regional, federal, territorial, domestic, state or local governmental authority (including any government and any governmental agency, instrumentality, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body legally entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature (“Governmental Entity”) of competent and applicable jurisdiction shall have enacted, issued, promulgated, enforced or entered any writ, judgment, injunction, consent, order or decree (“Order”) or statute, law (including common law), regulation, rule, ordinance or code issued, enacted, adopted, promulgated, implemented or otherwise put into effect (“Law”) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger;

•	the representations and warranties of the Company contained in the Merger Agreement shall be accurate, subject to customary materiality thresholds and exceptions;

•

the Company shall have performed or complied in all material respects with the covenants and agreements contained in the Merger Agreement that are required to be performed by it prior to the Expiration Time;

•	since the date of the Merger Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect (as defined below); and

•	the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

Purchaser reserves the right to waive certain of the conditions to the Offer in its sole discretion to the extent permitted by law; provided that Parent and Purchaser may not waive the Termination Condition and without the consent of the Company, the Minimum Condition.

The Offer is subject to other conditions in addition to those set forth above. See Section 17—“Certain Conditions to the Offer.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think Purchaser’s financial condition is relevant to your decision to tender Shares in the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	if the Offer is consummated, Purchaser will acquire all remaining Shares for the same cash price in the Merger;

•

through Parent, we will have sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Merger Consideration (as defined below) in the Merger; and

•	the Offer and the Merger are not subject to any financing condition.

See Section 9—“Source and Amount of Funds.”

Have any of the Company’s stockholders agreed to tender their Shares?

Yes. As a condition to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements, each dated as of April 29, 2024 (each a “Tender and Support Agreement” and, collectively, the “Tender and Support Agreements”), with certain stockholders of the Company (collectively the “Support Stockholders”). Pursuant to the Tender and Support Agreements, the Support Stockholders agreed, subject to certain limited specified exceptions, to tender, and not withdraw, all outstanding Shares beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”). In addition, the Support Stockholders have agreed, subject to certain exceptions, to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Merger. The Tender and Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement. The Support Stockholders did not, and will not, receive any additional consideration in connection with the execution and delivery of the Tender and Support Agreements.

See Section 8—“Certain Information Concerning Parent and Purchaser” and Section 11—“The Merger Agreement; Other Agreements.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can:

•

tender your Shares in the Offer by delivering (i) the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary (as defined herein), or (ii) a completed and signed Letter of Transmittal indicating that you tender all of your Shares, together with any other documents required by the Letter of Transmittal, to the Depositary, or

•	tender your Shares by following the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the Expiration Time.

The Letter of Transmittal is enclosed with this Offer to Purchase. If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, and wish to tender your Shares you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more detail.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m. (New York City time), on June 10, 2024, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”) or the Offer is earlier terminated.

Purchaser will accept for payment, and pay for, all Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the Expiration Time (as it may be extended in accordance with the Merger Agreement) (or, at Parent’s election, concurrently with the Expiration Time if all conditions to the Offer have been satisfied or waived) (such time of acceptance, the “Acceptance Time”).

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Notwithstanding the Expiration Time described above, brokers, dealers or other nominees should be aware that, due to the hours of operation of The Depository Trust Company (“DTC”), tenders of Shares held in street name cannot be processed with DTC if tendered after 6:00 p.m., New York City time. Brokers, dealers or other nominees are encouraged to plan accordingly to ensure that Shares held in street name are timely tendered within DTC’s hours of operation.

If I accept the Offer, how will I get paid?

If the conditions set forth in the Offer to Purchase (the “Offer Conditions”) are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments without interest and net of any withholding of taxes required by applicable legal requirements, to tendering stockholders whose Shares have been accepted for payment.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Time. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), Shares also may be withdrawn at any time after July 12, 2024, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. You should contact the institution that holds your Shares for more detail.

See Section 4—“Withdrawal Rights.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to the parties’ respective rights to terminate the Merger Agreement in accordance with its terms:

•

if, at the then scheduled Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived by Parent or Purchaser if permitted by the Merger Agreement, then, upon the Company’s written request, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for one or more occasions in consecutive increments of up to ten (10) business days each, or for such longer period as the parties may agree, in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Conditions, other than the Minimum Condition); provided that we are not required to extend the Offer beyond the earlier to occur of (i) the valid termination of the Merger Agreement and (ii) the End Date (defined in the Merger Agreement as January 29, 2025, or as March 1, 2025 in the event the End Date has been extended as provided in the Merger Agreement); and

•

Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by applicable law, or any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq Stock Market LLC (“Nasdaq”) or its staff or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Offer.

See Section 17—“Certain Conditions of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A. (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m. (New York City time), on the next business day after the day on which the Offer was scheduled to expire.

See Section 1—“Terms of the Offer.”

If the Offer is completed, will the Company continue as a public company?

If the Minimum Condition and the other Offer Conditions are satisfied, as soon as practicable following the Acceptance Time, we intend to effect the Merger. If the Merger takes place, the Company will no longer be publicly traded. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

See Section 15—“Certain Effects of the Offer.”

If the Merger Agreement is terminated, what will happen to the Offer?

In the event that the Merger Agreement is validly terminated, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly (and in any event within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer, (ii) not acquire any Shares pursuant to the Offer and (iii) cause the Depositary acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

See Section 1—“Terms of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Subject to limited conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur. Following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers.

See Section 15—“Certain Effects of the Offer.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, subject to and in accordance with the DGCL, holders of Shares will be entitled to appraisal rights in connection with the Merger if they do not tender their Shares in the Offer and properly perfect their right to seek appraisal under the DGCL in connection with the Merger.

See Section 19—“Appraisal Rights; Rule 13e-3.”

What is the market value of my Shares as of a recent date?

On May 10, 2024, the last full trading day before the commencement of the Offer, the reported closing price per Share on Nasdaq was $25.36.

See Section 6—“Price Range of Shares; Dividends.”

How will my outstanding equity awards be treated in the Offer and the Merger?

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, (i) each option to purchase Shares granted pursuant to a Company equity plan (other than the Company’s 2017 Employee Stock Purchase Plan, including any amendments thereto (the “Company ESPP”)) (each a “Company Option”), whether vested or unvested, that is then outstanding and unexercised and has a per share exercise price that is less than the Merger Consideration shall fully vest, will be cancelled and automatically converted into the right to receive, for each Share underlying such Company Option, without interest and subject to any applicable withholding of taxes, a cash payment equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such Company Option, (ii) each restricted stock unit of the Company whose vesting is subject to time-based vesting conditions, granted pursuant to a Company equity plan (each a “Company RSU”), whether vested or unvested, that is then outstanding shall fully vest, will be cancelled and converted into the right to receive, for each Share underlying such Company RSU, without interest and subject to any applicable withholding of taxes, a cash payment equal to the Merger Consideration, and (iii) each restricted stock unit of the Company whose vesting is conditioned in full or in part based on achievement of performance goals or metrics, granted pursuant to a Company equity plan (each a “Company PSU”), whether vested or unvested, that is then outstanding shall fully vest, will be cancelled and converted into the right to receive, for each Share underlying such Company PSU, without interest and subject to any applicable withholding of taxes, a cash payment equal to the Merger Consideration. In addition, each Company Option, whether vested or unvested, that is outstanding and unexercised and has a per share exercise price that is equal to or greater than the Merger Consideration will be cancelled as of the effective time of the Merger for no consideration.

See Section 11—“The Merger Agreement; Other Agreements.”

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash, without interest, in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5—“Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Georgeson LLC (“Georgeson”) toll free at (866) 920-4406 or at (781) 896-6945 outside the U.S. Georgeson is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of

Shares of Common Stock of Deciphera Pharmaceuticals, Inc.

INTRODUCTION

Topaz Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Ono Pharmaceutical Co., Ltd., a Japanese company (kabushiki kaisha) (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Deciphera Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Deciphera”), at a price of $25.60 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 29, 2024 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, upon the terms and conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company without a vote of the Company’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and a wholly owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”). At the effective time of the Merger, all then outstanding Shares (other than (i) Shares held by the Company (or held in the treasury of the Company), (ii) Shares held by Parent, Purchaser or any of their direct or indirect subsidiaries, (iii) Shares irrevocably accepted for payment in the Offer and (iv) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and have neither withdrawn nor lost such rights as of the effective time of the Merger), will be canceled and converted into the right to receive cash consideration equal to the Offer Price (the “Merger Consideration”), without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of the Company’s equity.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the following conditions.

•

there shall have been validly tendered (and not validly withdrawn prior to the Expiration Time (as defined below) Shares that, considered together with all other Shares beneficially owned by Parent and its controlled affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

•

the waiting period (or any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) shall have expired or been terminated (the “HSR Condition”);

•

no applicable international, multinational, national, regional, federal, territorial, domestic, state or local governmental authority (including any government and any governmental agency, instrumentality, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body legally entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature (“Governmental Entity”) of competent and applicable jurisdiction shall have enacted, issued, promulgated, enforced or entered any writ, judgment, injunction, consent, order or decree (“Order”) or statute, law (including common law), regulation, rule, ordinance or code issued, enacted, adopted, promulgated, implemented or otherwise put into effect (“Law”) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger (the “Governmental Impediment Condition”);

•	the representations and warranties of the Company contained in the Merger Agreement shall be accurate, subject to customary materiality thresholds and exceptions;

•

the Company shall have performed or complied in all material respects with the covenants and agreements contained in the Merger Agreement that are required to be performed by it prior to the Expiration Time;

•	since the date of the Merger Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect (as defined below); and

•	the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”)

Purchaser reserves the right to waive certain of the conditions to the Offer in its sole discretion to the extent permitted by law; provided that Parent and Purchaser may not waive the Termination Condition and without the prior written consent of the Company, which may be granted or withheld in its sole discretion, the Minimum Condition.

The Offer also is subject to other conditions as described in the Offer to Purchase. See Section 1—“Terms of the Offer” and Section 17—“Certain Conditions to the Offer.”

The Offer will expire at one minute after 11:59 p.m., New York City time, on June 10, 2024, unless the Offer is extended. See Section 1—“Terms of the Offer”, Section 17—“Certain Conditions to the Offer” and Section 18—“Certain Legal Matters; Regulatory Approvals.”

After careful consideration, the Company’s board of directors (the “Company Board”) has unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), (ii) determined that the Transactions, including the Offer and Merger, are in the best interests of the Company and its stockholders, (iii) determined that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”

The Company has advised Parent that, as of May 9, 2024, (i) 86,475,972 Shares were issued and outstanding (ii) 10,100,748 Shares were subject to issuance pursuant to Company Options (as defined herein), (iii) 3,085,820 Shares were subject to issuance pursuant to Company RSUs (as defined herein), (iv) 530,544 Shares were subject to issuance pursuant to Company PSUs (as defined herein), (v) 81,376 Shares were estimated to be subject to outstanding purchase rights under the Company ESPP (as defined herein), and (vi) 1,216,133 Shares were subject to issuance pursuant to Company Warrants (as defined herein).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time will become the officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified.

If the Minimum Condition is met, Purchaser will have acquired a sufficient number of Shares after the Acceptance Time to effect the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and lawful actions to cause the Merger to become effective as promptly as practicable following the Acceptance Time, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

Material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5—“Material U.S. Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the expiration of the Offer and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The offer will expire at one minute after 11:59 p.m. New York City time on June 10, 2024 (the “Expiration Time”), unless we have extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Time” will mean the date and time to which the initial Expiration Time of the Offer is so extended.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 17—“Certain Conditions to the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11—“The Merger Agreement; Other Agreements—Termination” occur.

Purchaser expressly reserves the right to (i) waive, to the extent permitted under applicable legal requirements, any Offer Condition and (ii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that the Company’s prior written approval is required for Parent or Purchaser to:

(1)	amend, modify or waive the Minimum Condition;

(2)	decrease the number of Shares sought to be purchased by Purchaser in the Offer;

(3)	reduce the Offer Price except as required or provided by the terms of the Merger Agreement;

(4)

accelerate, extend or otherwise change the Expiration Time of the Offer except as required or provided by the terms of the Merger Agreement or terminate or withdraw the Offer (except upon a valid termination of the Merger Agreement pursuant to terms set forth therein);

(5)	change the form of consideration payable in the Offer;

(6)	impose any condition to the Offer in addition to the Offer Conditions set forth in Section 17—“Certain Conditions to the Offer;”

(7)

amend, modify or supplement any of the terms of the Offer in any manner that adversely affects, or could reasonably be expected to have an adverse effect on, any of the holders of Shares (in its capacity as such); or

(8)	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, we will (i) promptly accept for payment all Shares tendered and not validly withdrawn pursuant to the Offer and (ii) promptly after the Acceptance Time pay for all such Shares. The time at which Purchaser accepts for payment Shares tendered in the Offer is referred to as the “Acceptance Time.”

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Exchange Act, the Merger Agreement and the restrictions identified in paragraphs (1) through (8) above.

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement: that (i) if at the then scheduled Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement, then, upon the Company’s written request, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one (1) or more occasions in consecutive increments of up to ten (10) business days each (or such longer period as may be agreed by the Company and Parent) in order to permit the satisfaction of such Offer Conditions; and (ii) Purchaser has agreed to extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff. However, Purchaser will not (1) be required to extend the Offer beyond the then scheduled Expiration Time to a date later than the earlier of (A) the valid termination of the Merger Agreement and (B) the End Date (defined in the Merger Agreement as January 29, 2025, or March 1, 2025 in the event the End Date has been extended as provided in the Merger Agreement) (such earlier occurrence, the “Extension Deadline”), or (2) be permitted to extend the Offer beyond the Extension Deadline without the Company’s prior written consent. Subject to the parties’ respective termination rights under the Merger Agreement, without the Company’s prior written consent, Purchaser may not terminate or withdraw the Offer, or permit the Offer to expire, before the Expiration Time. See Section 11—“The Merger Agreement; Other Agreements.” Except as set forth above, there can be no assurance that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraph above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten (10) business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and upon the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 17—“Certain Conditions to the Offer” have not been satisfied. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the Expiration Time in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

Promptly following the purchase of Shares in the Offer, we expect to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL.

The Company has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 17—“Certain Conditions to the Offer,” we will as promptly accept for payment all Shares that are validly tendered and not validly withdrawn pursuant to the Offer after the Expiration Time and promptly (and in any event within one business day) after the Acceptance Time instruct the Depositary to pay for all Shares validly tendered (and not validly withdrawn) as permitted under Section 4—“Withdrawal Rights”. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 18—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) (a) the certificates evidencing such Shares (the “Share Certificates”) or (b) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of certain book-entry transfers, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the

Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary.

Book-Entry Transfer. The Depositary will take steps to establish and maintain an account with respect to the Shares at Computershare for purposes of the Offer. Any financial institution that is a participant in Computershare’s systems may make a book-entry transfer of Shares by causing Computershare to transfer such Shares into the Depositary’s account in accordance with Computershare’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at Computershare as described above is referred to herein as a “Book-Entry Confirmation.”

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (a) Share Certificates evidencing such Shares or (b) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of certain book-entry transfers, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as we shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determination made by us with respect to the terms and conditions to the Offer may be challenged by the Company’s stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Time; and

the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within one Nasdaq trading day after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted via email or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for any purpose unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

Information Reporting and Backup Withholding. Payments made to U.S. Holders (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”) of Shares in the Offer or pursuant to the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-U.S. Holders (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”) should submit an appropriate and properly completed IRS Form W-8 in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a stockholder’s U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 12, 2024, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material U.S. Federal Income Tax Consequences.

The following is a summary of material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders and Non-U.S. Holders whose Shares are tendered and accepted for payment of cash pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. It does not address tax consequences applicable to holders of Company Options, Company RSUs and Company PSUs. The summary is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of the Company. This summary does not address the U.S. federal gift or estate tax or U.S. state or local or non-U.S. tax rules. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary applies only to U.S. Holders and Non-U.S. Holders in whose hands Shares are capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address non-U.S., state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to stockholders who will actually or constructively own any stock of the Company following the Offer and the Merger, or to special classes of taxpayers (e.g., controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, regulated investment companies, real estate investment trusts, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes (including entities or arrangements treated as partnerships for U.S. federal income tax purposes), stockholders whose functional currency is not the U.S. dollar, corporations that accumulate earnings to avoid U.S. federal income tax, stockholders who hold shares as qualified small business stock for purposes of Sections 1045 or 1202 of the Code, dealers in securities or non-U.S. currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, stockholders that recognize income or gain with respect to the Offer or the Merger as a result of such income or gain being reported on an applicable financial statement, stockholders that hold, or that have held in the past five years, directly or pursuant to attribution rules, more than 5% of our Shares, persons subject to the alternative minimum tax or additional Medicare tax on net investment income, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (b) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder and is not a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of the partnership and its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult his, her or its own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and non-U.S. tax laws and changes in any laws.

Tax Consequences to U.S. Holders

General. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. If a U.S. Holder acquired Shares by purchasing them, the U.S. Holder’s adjusted tax basis in its Shares will generally equal the amount the U.S. Holder paid for the relevant Shares, less any returns of capital that the U.S. Holder might have received with regard to the relevant Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

Tax Consequences to Non-U.S. Holders

Any gain realized by a Non-U.S. Holder upon the exchange of Shares for cash pursuant to the Offer or the Merger will generally not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable), in which case, the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “—Tax Consequences to U.S. Holders”), except that a Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on such effectively connected gain, as adjusted for certain items; or

•

the Non-U.S. Holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the Offer or the Merger, as applicable, and certain other conditions are met, in which case, the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or such lower rate specified by an applicable tax treaty) on such gain (net of certain U.S. source losses provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses).

Information Reporting, Backup Withholding, and FATCA

A stockholder that exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares currently trade on The Nasdaq Global Select Market under the symbol “DCPH” and have been traded since September 28, 2017. The Company advised Purchaser that, as of May 9, 2024, i) 86,475,972 Shares were issued and outstanding (ii) 10,100,748 Shares were subject to issuance pursuant to Company Options (as defined herein), (iii) 3,085,820 Shares were subject to issuance pursuant to Company RSUs (as defined herein), (iv) 530,544 Shares were subject to issuance pursuant to Company PSUs (as defined herein), (v) 81,376 Shares were estimated to be subject to outstanding purchase rights under the Company ESPP, and (vi) 1,216,133 Shares were subject to issuance pursuant to Company Warrants.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported on Nasdaq.

	High	Low
Year Ending December 31, 2024
First Quarter	$17.73	$13.25
Second Quarter (through May 10, 2024)	$25.55	$14.00
Year Ended December 31, 2023
First Quarter	$22.73	$13.98
Second Quarter	$16.38	$12.73
Third Quarter	$16.43	$12.33
Fourth Quarter	$16.69	$9.90
Year Ended December 31, 2022
First Quarter	$11.45	$6.51
Second Quarter	$14.48	$9.01
Third Quarter	$20.88	$12.14
Fourth Quarter	$19.26	$14.42

On April 26, 2024, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $14.65.

On May 10, 2024, the last full trading day before the commencement of the Offer, the reported closing price per Share on Nasdaq was $25.36.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, the Company has never declared or paid cash dividends on its Shares. Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The Company is a Delaware corporation that was formed in August 2017. Deciphera Pharmaceuticals, LLC, one of its wholly owned subsidiaries, is a Delaware limited liability company that was formed in 2003 as its initial company entity. The Company’s principal executive offices are located at 200 Smith Street, Waltham, MA 02451, and its telephone number is (781) 209-6400. The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and is qualified in its entirety by reference to such Form 10-K: the Company is a biopharmaceutical company focused on discovering, developing, and commercializing important new medicines to improve the lives of people with cancer.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, Company Options, Company RSUs and Company PSUs granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters, is required to be disclosed in the Company’s periodic reports. Such information also will be available in the Schedule 14D-9 to the extent required to be reported under the rules and regulations of the SEC applicable to the Offer. Such reports and other information have been filed electronically by the Company and are available for inspection at the SEC’s web site on the http://www.sec.gov.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning Parent and Purchaser.

General. Purchaser is a Delaware corporation with its principal offices located at c/o Ono Pharmaceutical Co., Ltd., 8-2, Kyutaromachi 1-chome, Chuo-ku, Osaka 541-8564, Japan. The telephone number of Purchaser is +81-6-6263-5670. Purchaser is a direct wholly owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Parent is a Japanese corporation with its principal offices located at Ono Pharmaceutical Co., Ltd., 8-2, Kyutaromachi 1-chome, Chuo-ku, Osaka 541-8564, Japan. The telephone number of Parent is +81-6-6263-5670. Parent is a company engaged in the production, purchase and sale of pharmaceuticals and diagnostic reagents, focusing primarily on prescription pharmaceuticals.

The name, citizenship, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule I hereto.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as otherwise described in this Offer to Purchase, (i) none of Parent, Purchaser, any majority-owned subsidiary of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as otherwise described in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Copies of the Schedule TO and the exhibits thereto, and reports, proxy statements and other information are available to the public at no charge on the SEC’s website (http://www.sec.gov).

9. Source and Amount of Funds.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same consideration in the Merger that was paid for Shares validly tendered and not withdrawn pursuant to the Offer; and (iv) Parent will provide Purchaser with the funds necessary to purchase and pay for all of the Shares tendered pursuant to the Offer and to consummate the Merger, per the terms of the Merger Agreement. The Offer is not subject to any financing condition.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $2.4 billion. Parent will provide Purchaser with the funds necessary to complete the Offer and the Merger and to pay related transaction fees and expenses at the Merger Closing. Parent expects to fund the Offer and the Merger from available cash on hand together with the proceeds of a debt financing contemplated by a debt commitment letter, dated as of April 29, 2024 (the “Debt Commitment Letter”), between Parent and Bank of America, National Association (“Bank of America”). Pursuant to the Debt Commitment Letter, Bank of America committed to provide, subject solely to the conditions precedent that are expressly set forth in the “Initial Conditions Precedent” section of the term sheet exhibit to the Debt Commitment Letter (the “Specified Conditions”), to Purchaser debt financing in an aggregate principal amount of JPY 100,000,000,000, or approximately US $642.1 million, to partially finance the transactions contemplated by the Merger Agreement and pay related fees and expenses. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Debt Commitment Letter. If Parent, Merger Sub or any of their respective Affiliates receives any notice or communication, whether oral or written, from any Debt Financing Source or other Person party to the Debt Commitment Letter, that one or more Debt Financing Sources or other Persons party to the Debt Commitment Letter plans to, intends to or will make any portion of the Debt Financing unavailable, or if any portion of the debt financing becomes unavailable on the terms and conditions (including any flex provisions applicable thereto) contemplated in the Debt Commitment Letter, Parent and Purchaser must (and must cause their affiliates to) use their reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount that, when taken together with other available cash on hand, would be sufficient to make the required payments or such unavailable portion thereof on terms and conditions that are not less favorable to Parent and Purchaser than as contemplated by the Debt Commitment Letter (including, to the extent required by the related “market flex” provisions).

Debt Commitment Letter

Pursuant to the Debt Commitment Letter, Bank of America has committed to provide a JPY 100,000,000,000, US $642.1 million, senior unsecured loan (the “Debt Financing”), subject solely to the Specified Conditions set forth in the Debt Commitment Letter.

The commitment of Bank of America with respect to the Debt Financing pursuant to the Debt Commitment Letter will automatically terminate upon the earliest of (i) the early termination of the Merger Agreement in accordance with its terms (other than with respect to those provisions that expressly survive termination), (ii) the consummation of the Merger with or without the funding of the Debt Financing and (iii) 11:59 p.m., New York City time on the date that is five (5) business days after the End Date, or such later date as agreed upon from time to time.

Conditions Precedent to the Debt Financing

The availability of the Debt Financing is subject to, among other things:

•

the Merger having been consummated, or, substantially simultaneously with the initial borrowing under the Debt Financing, being consummated, in all material respects in accordance with the terms of the Merger Agreement as in effect on the date of the Debt Commitment Letter and after giving effect from time to time to any modifications, amendments, restatements, supplements, consents or waivers, other than those modifications, amendments, restatements, supplements, consents or waivers by Parent or Purchaser that are materially adverse to the interests of the lenders providing the Debt Financing (in their capacity as such) unless reasonably consented to in writing by Bank of America;

•	since the date of the Merger Agreement, there shall have not occurred, and be continuing at the Expiration Time, a Company Material Adverse Effect;

•

certain specified representations and warranties of Parent being true and correct in all material respects and the representations and warranties made by the Company in the Merger Agreement that are material to the interests of the lenders under the Debt Financing (in their capacity as such) being true and correct in all material respects, but only to the extent that Parent or Purchaser, as applicable, has the right to decline to consummate the Merger under Section 2(c) of Annex I to the Merger Agreement (or to terminate the obligations of Parent and Purchaser under Section 8.1(g) of the Merger Agreement) as a result of a breach of such representations and warranties;

•	the payment of fees and expenses required to be paid at the time of the Merger Closing pursuant to the terms of the Debt Commitment Letter and the related fee letter; and

•

the execution and delivery of definitive documentation in respect of the Debt Financing (the “Facility Documents”) and certain other customary closing deliverables, in each case, consistent with terms set forth in the Debt Commitment Letter and that are usual and customary for an unsecured facility of similar type and for public companies of similar size and net leverage profile.

The definitive Facility Documents have not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this Offer to Purchase. Although the Debt Financing described in this Offer to Purchase is not subject to due diligence or “market out,” such financing may not be considered assured. The obligation of Bank of America to provide the Debt Financing under the Debt Commitment Letter is subject to a number of conditions precedent that are expressly set forth in the “Initial Conditions Precedent” section of the term sheet exhibit to the Debt Commitment Letter, some of which are set forth above. There is a risk that these conditions precedent will not be satisfied and the Debt Financing may not be funded when required.

Debt Financing

The Debt Financing will be used to finance a portion of the aggregate purchase price contemplated by the Merger Agreement and to pay related fees and expenses.

Interest Rates. The Debt Financing will bear interest at a rate as determined on the basis of TIBOR (the Tokyo Interbank Offered Rate) plus the Applicable Margin. Under the Debt Commitment Letter, the “Applicable

Margin” means (i) a rate equal to 0.75% per annum during the period from the date the Facility Documents are entered into (the “Facility Documents Signing Date”) to (but excluding) the date that is 90 days after the Facility Documents Signing Date, (ii) a rate equal to 1.05% per annum during the period from the date that is 90 days after the Facility Documents Signing Date to (but excluding) the date that is 180 days after the Facility Documents Signing Date, and (iii) a rate equal to 1.45% per annum at all times from and after the date that is 180 days after the Facility Documents Signing Date.

Maturity. The Debt Financing will mature 364 days after the after the Facility Documents Signing Date.

Prepayments. Parent will be permitted to make voluntary prepayments with respect to the Debt Financing at any time, without premium or penalty (other than customary breakage costs, if applicable).

No Guarantors and No Collateral. Parent will be the sole obligor in respect of the Debt Financing and none of Parent’s subsidiaries or any other person will be require to provide any guaranty in respect of the Debt Financing. The Debt Financing will consist of unsecured loans and neither Parent, nor any other person, will be required to provide any collateral or other security interests in respect of the Debt Financing.

Other Terms. The Debt Financing will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, loans and other investments, non-ordinary course asset sales, mergers, consolidations, and acquisitions, liens and dividends, stock repurchases and other distributions as expressly set forth in the term sheet exhibit of the Debt Commitment Letter. The Debt Financing will also include customary events of defaults as expressly set forth in the term sheet exhibit of the Debt Commitment Letter.

The foregoing summary of certain provisions of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, a copy of which has been filed as Exhibit (b) to the Schedule TO and which is incorporated herein by reference.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

Past Contacts or Negotiations between Parent and the Company. The following is a description of contacts between representatives of Parent or Purchaser with representatives of the Company that resulted in the execution of the Merger Agreement. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation with the Company or the representatives of the Company.

Parent’s senior management team regularly considers, evaluates and discusses with the board of directors of Parent (the “Parent Board”) potential strategic alternatives, and has considered ways to enhance Parent’s performance and prospects in light of competitive and other relevant developments. These reviews have included periodic discussions with respect to potential acquisitions and collaborations that would further Parent’s strategic objectives and the potential benefits and risks of such transactions.

On November 11, 2010, Parent first became aware of the Company and had a meeting with the Company. At that time, Parent conducted a scientific evaluation of a certain product of the Company for the treatment of chronic myeloid leukemia prior to initiating discussions with the Company regarding Parent’s potentially licensing such product in the Japanese territory. However, later in the same year, Parent discontinued its evaluation of such Company product. Since such initial meeting, Parent and the Company have been in contact every few years. For instance, in June 2022 and as part of its on-going business development activities, Parent entered into a confidentiality agreement with the Company to facilitate discussions regarding a potential business or collaborative relationship relating to the Company’s ULK kinase inhibitor project (also known as DCC-3116).

On April 11, 2023, at the Company’s suggestion, representatives of Parent had a conference call with representatives of the Company. Following such conference call, Parent commenced a scientific evaluation of QINLOCK for the purpose of Parent potentially licensing QINLOCK in the Japanese and South Korean territories. On May 10, 2023, Parent and the Company amended the June 2022 confidentiality agreement to facilitate the discussion and evaluation of such potential licensing arrangement. On July 27, 2023, Parent discontinued its evaluation of QINLOCK and discussions with the Company regarding a potential licensing transaction primarily due to the relatively small Japanese and South Korean markets for QINLOCK.

In early November 2023, following the Company’s public announcement of positive top-line results from the Company’s Phase 3 (MOTION) trial of vimseltinib, Parent approached the Company to renew discussions regarding a potential partnering relationship with the Company. On November 8, 2023, Parent and the Company amended their existing confidentiality agreement (previously amended on May 10, 2023) to facilitate discussions regarding a potential business or collaborative relationship between the parties relating to certain products and product candidates of the Company, including vimseltinib, each for Japan and South Korea. Thereafter, from time to time through December 20, 2023, the parties engaged in discussions regarding such a potential partnering relationship, and Parent commenced a scientific evaluation on vimseltinib for the Japanese and South Korean territories based on certain due diligence materials provided by the Company related thereto.

On December 7, 2023, certain employees of Parent had an internal meeting with management executives of Parent for the purpose of introducing the Company and its products and pipeline products (in particular, QINLOCK and vimseltinib) to such management executives, and it was decided during such internal meeting that Parent would consider approaching the Company to explore a strategic transaction between Parent and the Company, including a possible acquisition of the Company by Parent.

On December 12, 2023, representatives of Parent had a video conference with Bank of America to discuss its financial advisory services and capabilities. On December 13, 2023, Parent formally engaged Bank of America to provide financial advisory services in connection with Parent’s potential acquisition of the Company.

On November 7, 2023, representatives of Parent discussed with representatives of Greenberg Traurig, LLP (“GT”) Parent’s potential acquisition of the Company and requested that GT provide legal assistance in connection with such proposed acquisition. On November 22, 2023, Parent formally engaged GT to act as legal counsel in connection with Parent’s potential acquisition of the Company.

On December 20, 2023, representatives of Parent consulted with representatives of KPMG International Limited (“KPMG”) regarding KPMG’s providing financial, tax due diligence and tax structuring advice and support in connection with Parent’s potential acquisition of the Company. On December 28, 2023, Parent formally engaged KPMG to provide such advice and support in connection with Parent’s potential acquisition of the Company.

Also on December 20, 2023, representatives of Parent and the Company participated in a call to discuss the vimseltinib program.

On January 8, 2024, while in attendance at the J.P. Morgan Annual Healthcare Conference in San Francisco, California (the “J.P. Morgan Conference”), representatives of Parent, including Dr. Takino, then Executive Director, Discovery and Research and currently President and Chief Operating Officer, and Mr. Tanigawa, Executive Director, Corporate Development & Strategy, met with representatives of the Company, including Steven L. Hoerter, President and Chief Executive Officer, Thomas P. Kelly, Executive Vice President and Chief Financial Officer, and Kelley Dealhoy, Senior Vice President and Chief Business Officer, to further discuss a potential partnering relationship.

On January 22, 2024, representatives of Parent consulted with representatives of Willis Towers Watson Public Limited Company (“WTW”) regarding WTW’s providing support for executive compensation and retention in connection with Parent’s potential acquisition of the Company. On the same day, Parent requested that WTW submit a proposal regarding its capabilities to provide such services, and on February 15, 2024, Parent formally engaged WTW for human resources services in connection with Parent’s proposed acquisition of the Company.

On January 31, 2024, and as a follow-up to the January 8th meeting at the J.P. Morgan Conference, the Company made available to Parent certain due diligence materials concerning vimseltinib in a virtual data room related to a potential partnering process in Japan, which materials were subject to the amended confidentiality agreement between the parties described above.

Commencing in early January 2024 through early March 2024, at Parent’s direction, GT conducted preliminary legal due diligence on the Company based exclusively on publicly available information, including the Company’s filings with the SEC. During this time, also at Parent’s direction, Bank of America and KPMG conducted preliminary financial due diligence and KPMG conducted tax due diligence, in both cases, based exclusively on publicly available information regarding the Company.

On February 13, 2024, Mr. Sagara, Dr. Takino and Mr. Tanigawa had a face-to-face meeting at the Company’s headquarters with Mr. Hoerter, Mr. Kelly and Ms. Dealhoy. Parent’s purpose for this meeting was to introduce such representatives of Parent and the Company and to commence exploratory discussions between Parent and the Company regarding Parent’s interest in strengthening Parent’s business organization and operations for the development and commercialization of certain products in the United States and Europe through a collaboration with the Company, and such representatives of Parent and the Company engaged in informal discussions related thereto during this meeting. It was also at this meeting that Parent first expressed its potential interest in acquiring 100% of the outstanding Shares in an all-cash transaction and an intent to send a proposal letter to acquire all of the outstanding Shares at a price of $22.50 per Share. Shortly following this meeting on February 13, 2024, Parent delivered to the Company a non-binding indication of interest for the acquisition by Parent of all of the outstanding Shares for $22.50 per Share in cash (the “February 13th Proposal”).

On February 24, 2024, Mr. Hoerter contacted Mr. Tanigawa to inform him that the Company Board had determined that the February 13th Proposal was inadequate for further engagement. Representatives of J.P. Morgan Securities LLC, the Company’s financial advisor (“J.P. Morgan”), subsequently communicated the same to representatives of Bank of America.

On March 1, 2024, Mr. Tanigawa contacted Mr. Hoerter and communicated that Parent was prepared to increase the purchase price for a potential acquisition of the Company to $25.00 per Share. Mr. Tanigawa requested access to due diligence as a next step. Mr. Hoerter indicated that he would discuss the proposal and Parent’s request for confirmatory due diligence with the Company Board. Following this conversation, Parent sent a letter to Mr. Hoerter containing a non-binding proposal to acquire all of the outstanding Shares for $25.00 per Share in cash, subject to the completion of due diligence and the negotiation of a definitive agreement (the “March 1st Proposal”). Representatives of Bank of America had a follow-up conversation with J.P. Morgan, during which the representatives of Bank of America indicated that Parent would not be willing to consider any further increase in its price without due diligence.

On March 4, 2024, Mr. Hoerter informed Mr. Tanigawa that the Company Board had determined that the March 1st Proposal was inadequate, but that the Company would provide additional targeted due diligence information to Parent (subject to the execution by Parent of an appropriate confidentiality agreement, which included a standstill provision), if it could potentially lead Parent to improve its position on value. Mr. Tanigawa indicated that Parent would proceed in this manner.

On March 8, 2024, Parent entered into a confidentiality agreement with the Company, and the Company provided Parent, GT, Bank of America and certain other Parent advisors access to certain limited confidential information regarding the Company and its business contained in a confidential electronic data room (the “VDR”).

During the period commencing on March 8, 2024 and concluding on March 27, 2024, GT performed legal due diligence and BofA and KPMG performed financial due diligence on the limited information made available by the Company in the VDR.

On March 13, 2024, Mr. Tanigawa had a conversation with Mr. Hoerter regarding the status of Parent’s priority due diligence review. During this conversation, Mr. Tanigawa indicated that Parent had not found any additional value as a result of the due diligence that had been conducted to date.

On March 14, 2024, representatives of Parent had a call with representatives of the Company to discuss scientific and commercial due diligence matters.

On March 22, 2024, representatives of Parent had a call with representatives of the Company to discuss the remaining priority due diligence questions submitted by Parent.

On March 28, 2024, Mr. Tanigawa contacted Mr. Hoerter to communicate that Parent was prepared to increase the purchase price for a potential acquisition of the Company to $25.50 per Share. Mr. Hoerter indicated that he would discuss the proposal with the Company Board. Following this conversation, Parent sent a letter to Mr. Hoerter containing a non-binding proposal to acquire all of the outstanding Shares for $25.50 per Share in cash, subject to the completion of remaining due diligence and the negotiation of a definitive agreement (the “March 28th Proposal”). The March 28th Proposal was characterized as Parent’s final proposal, representing the highest price that Parent was able to pay to acquire the Company. In addition, the March 28th Proposal indicated that Parent was prepared to complete all remaining confirmatory due diligence within two to three weeks and negotiate and enter into a definitive agreement in parallel. Among the key outstanding confirmatory due diligence items listed in the March 28th Proposal was the concept that key personnel of the Company may be retained following consummation of the proposed transaction. The March 28th Proposal included a request that the Company enter into an exclusivity agreement providing for an exclusive negotiation period of 14 days, which exclusivity agreement was attached to the March 28th Proposal.

On April 1, 2024, J.P. Morgan, as directed by the Company, invited Parent, by delivery of a formal bid process letter, to submit a “best and final” proposal for Parent’s potential acquisition of the Company by April 26, 2024. The bid process letter, among other things, instructed bidders to submit a mark-up of the draft Merger Agreement to the Company’s counsel, Goodwin Procter LLP (“Goodwin”) no later than April 19, 2024, in advance of the final bid submission and to include any lender commitment papers for the expected sources of financing in the final bid submission.

On April 3, 2024, the Company provided Parent with access to confirmatory due diligence materials in the VDR. Parent and its advisors continued to perform due diligence through the April 26th bid deadline.

On April 5, 2024, the Company made the draft of the Merger Agreement available to Parent in the VDR. The draft Merger Agreement included customary terms and conditions for such an agreement, including, among other things, (i) the structure of the transaction as a cash tender offer followed immediately by a short-form merger pursuant to Section 251(h) of the DGCL, (ii) accelerated vesting of outstanding equity awards, (iii) limited closing conditions, (iv) exceptions to the definition of “Company Material Adverse Effect”, which generally defines the standard for closing risk, including for regulatory, preclinical or clinical, competitive, pricing, reimbursement, supply or manufacturing effects relating to the products and product candidates of the Company or its competitors, (v) the obligation of the buyer to obtain all regulatory approvals, (vi) the Company’s ability to provide information to, and engage in discussions with, a party making an unsolicited acquisition proposal that constitutes or could reasonably be expected to lead to a superior proposal, (vii) the Company’s ability to accept a superior proposal after providing the buyer with a right to match such proposal, and (viii) a termination fee payable by the Company in certain circumstances equal to 2.0% of the equity value of the transaction.

Also on April 5, 2024, as part of the on-going due diligence process, Parent requested in-person meetings with certain members of the Company’s senior management to discuss the Company’s operations, organization and culture.

On April 7, 2024, Mr. Tanigawa had a conversation with Mr. Hoerter to discuss Parent’s request for meetings with certain members of the Company’s senior management, including potential timing and participants.

On April 15, 2024, Goodwin provided the initial draft of the disclosure schedules of the Company to GT.

Between April 5, 2024 and April 25, 2024, representatives of GT and Goodwin communicated and collaborated on due diligence matters, including various antitrust and regulatory matters, in connection with the potential transaction.

On April 16, 2024, with representatives of GT and Goodwin in attendance, representatives of Parent met at Goodwin’s offices in Boston to interview, solely for due diligence purposes, certain members of the Company’s senior management team. No employment terms were discussed during these meetings. Later on April 16, 2024, Mr. Tanigawa had dinner with Mr. Hoerter in Boston, Massachusetts. Neither Mr. Hoerter nor Mr. Tanigawa made any proposals during this dinner or otherwise discussed the specific terms of a potential transaction or Mr. Hoerter’s potential future role with, or compensation payable by, Parent and/or its affiliates following a potential transaction.

On April 19, 2024, GT delivered to Goodwin (i) the initial mark-up of the draft Merger Agreement previously provided to Parent, (ii) an initial draft of a tender and support agreement (the “Tender and Support Agreement”), which proposed, among other things, that the largest stockholder of the Company and all directors and officers of the Company agree to tender the Shares beneficially owned by them to Purchaser in the Offer, and (iii) initial drafts of the financing commitment letter and related term sheet relating to financing that Parent was obtaining from Bank of America in connection with the potential transaction.

Later on April 19, 2024, representatives of GT and Goodwin had a telephone call to discuss, among others, Parent’s request for certain executives of the Company to execute employment agreements with Parent concurrently with the execution of the Merger Agreement. The representatives of Goodwin informed representatives of GT that any discussion between Parent and any members of the Company’s senior management regarding future roles or compensation would require prior authorization of the Company Board and may take place only if and after the parties determine to proceed with a transaction at a price that had been finally negotiated. Thereafter, Parent revised its request to apply only to an employment agreement with Mr. Hoerter, which Parent indicated would be a condition to Parent entering into the Merger Agreement. On April 23, 2024, a representative of GT contacted representatives of Goodwin to request that, if Parent was selected as the winning bidder following the bid deadline on April 26, 2024, Parent be provided with the opportunity to engage in discussions with Mr. Hoerter regarding his post-closing employment and the retention of other members of management.

From April 19 through April 25, 2024, representatives of Goodwin and representatives of GT exchanged various drafts and participated in various discussions regarding the terms of the Merger Agreement, the Tender and Support Agreement and the financing commitment letter and term sheet. The main items negotiated with respect to the Merger Agreement included, among other things, (1) the treatment of the Company’s compensatory awards in the Merger, (2) the representations and warranties to be made by the parties, (3) the provisions relating to antitrust and regulatory approval matters, (4) the restrictions on the conduct of the Company’s businesses between signing and closing of the transaction, (5) the definition of “Company Material Adverse Effect” and the exclusion of certain events and conditions from the definition of “Company Material Adverse Effect,” (6) the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or could reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (7) the conditions to completion of the Offer and the Merger, (8) the covenants regarding employee benefit matters applicable to Company employees generally following the closing, (9) the remedies available to each party under the Merger Agreement, including the triggers for the termination fee payable by the Company to Parent and (10) the amount of such termination fee. The main item negotiated with respect to the Tender and Support Agreement was the events that would cause an automatic termination of the Tender and Support Agreement.

On April 26, 2024, Parent delivered to J.P. Morgan a written proposal for Parent’s acquisition of the Company at $25.50 per Share which indicated that Parent had completed its due diligence review. Later that same day, GT delivered to Goodwin further revised drafts of the Merger Agreement, the Tender and Support Agreement and final drafts of the financing commitment letter and the financing term sheet.

On the evening of April 26, 2024, representatives of J.P. Morgan, as directed by the Company, asked that Parent increase its offer to $26.00 per Share. During the evening of April 27, 2024, representatives of Bank of America, as directed by Parent, communicated Parent’s last, best and final offer of $25.60 per Share. When communicating this offer price, Parent indicated that it would not further increase the offer price and would terminate discussions regarding a potential acquisition if such offer price was not accepted by the Company Board. Later in the evening on April 27, 2024, representatives of Goodwin communicated to representatives of GT the Company Board’s acceptance of Parent’s offer price of $25.60 per Share.

Later on April 27, 2024, Mr. Sagara had a call with Mr. Hoerter, following which Parent sent to Mr. Hoerter an initial proposal regarding his post-closing employment with Parent and/or its affiliates.

Between the evening of April 27, 2024 and April 28, 2024, representatives of Goodwin and GT finalized all remaining open items in the Merger Agreement and the corresponding Company disclosure schedules, the Tender and Support Agreement and the commitment papers, including, among other things, (1) the amount of the termination fee payable to Parent (which the parties ultimately agreed in the Merger Agreement to be 3.25% of the equity value of the transaction), (2) certain post-closing employee benefits applicable to non-executive employees of the Company and (3) the restrictions on the conduct of the Company’s business until completion of the transaction. Parent also communicated to the Company that the Parent Board had authorized Parent to enter into the Merger Agreement.

On April 28, 2024, representatives of Parent and Mr. Hoerter, together with their respective counsel, met at Goodwin’s offices in Boston, Massachusetts to commence discussion of the potential terms of Mr. Hoerter’s employment with Parent and/or its affiliates following completion of the proposed transaction. Given that the transaction documentation was otherwise in final form, Parent determined to proceed with the execution of the merger agreement and announcement of the transaction before concluding discussions with Mr. Hoerter. As a result, as of the execution of the Merger Agreement (and as of the date of this Offer), there were no agreements or arrangements in place between Mr. Hoerter and Parent and/or its affiliates with respect to Mr. Hoerter’s post-closing employment.

Also on April 28, 2024, representatives of Parent, including Mr. Sagara, held a meeting to discuss the terms of the potential transaction with the Company. During such meeting, management executives of Parent determined, among other things, the proposed transaction to be within the authority previously granted by the Parent Board and authorized Parent’s execution of the Merger Agreement, the Tender and Support Agreements and the financing commitment papers.

On April 29, 2024, prior to the open of trading on the Nasdaq Global Select Market, the Company, Purchaser and Parent executed and delivered the Merger Agreement. Also on that date, Parent, Purchaser, and certain stockholders of the Company executed and delivered the Tender and Support Agreements. For more information concerning the terms of the Tender and Support Agreements, see Section 11—“The Merger Agreement; Other Agreements” in this Offer to Purchase.

Also on April 29, 2024, after such execution and delivery of the Merger Agreement and the Tender and Support Agreements and prior to the open of trading on the Nasdaq Global Select Market, the Company issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the Shares at the Offer Price.

11. The Merger Agreement; Other Agreements.

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8— “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure schedules that were provided by the Company to Parent and Purchaser but not filed with the SEC as part of the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer no later than May 13, 2024. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction or, to the extent waivable by Parent or Purchaser, the waiver of the Offer Conditions that are described in Section 17—“Certain Conditions to the Offer.” Subject to the satisfaction or waiver of the Offer Conditions that are described in Section 17—“Certain Conditions to the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, promptly after the Expiration Time, accept for payment all Shares tendered and not validly withdrawn pursuant to the Offer and, promptly after the Acceptance Time, pay for such Shares. The Offer will expire at one minute after 11:59 p.m., New York City time on June 10, 2024, unless we extend the Offer pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right to (i) waive, to the extent permitted under applicable legal requirements, any Offer Condition and (ii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that the Company’s prior written approval is required for Parent or Purchaser to:

•	amend, modify or waive the Minimum Condition;

•	decrease the number of Shares sought to be purchased by Purchaser in the Offer;

•	reduce the Offer Price except as required or provided by the terms of the Merger Agreement;

•

accelerate, extend or otherwise change the Expiration Time of the Offer except as required or provided by the terms of the Merger Agreement or terminate or withdraw the Offer except upon a valid termination of the Merger Agreement pursuant to term set forth therein;

•	change the form of consideration payable in the Offer;

•	impose any condition to the Offer in addition to the Offer Conditions set forth in Section 17—“Certain Conditions to the Offer;”

•

amend, modify or supplement any of the terms of the Offer in any manner that adversely affects, or could reasonably be expected to have an adverse effect on, any of the holders of Shares (in its capacity as such);

•	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, extend the Offer. Specifically, the Merger Agreement provides that:

•

if at the then scheduled Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement, then, upon the Company’s written request, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one (1) or more occasions in consecutive increments of up to ten (10) business days each (or such longer period as may be agreed by the Company and Parent) in order to permit the satisfaction of such Offer Conditions; and

•	Purchaser has agreed to extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff.

However, Purchaser is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the End Date (defined in the Merger Agreement as January 29, 2025, or March 1, 2025 in the event the End Date has been extended as provided in the Merger Agreement) (such earlier occurrence, the “Extension Deadline”).

Upon any valid termination of the Merger Agreement, Purchaser will (and Parent will cause Purchaser to) promptly (and in any event within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer, will not acquire any Shares pursuant to the Offer, and will cause the Depositary acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

The Merger

The Merger Agreement provides that, following the consummation of the Offer and upon the terms and subject to the conditions of the Merger Agreement, and in accordance with Section 251(h) of the DGCL, Purchaser will be merged with and into the Company, the separate existence of Purchaser will cease and the Company will continue as the Surviving Corporation in the Merger. Accordingly, Parent, Purchaser and the Company have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger.

The certificate of incorporation of the Company shall be amended and restated in its entirety as of the Effective Time to read in its entirety as set forth on Exhibit A of the Merger Agreement, and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation until, subject to Section 6.9(b) of the Merger Agreement, thereafter amended in accordance with its terms and as provided by applicable Law.

The bylaws of the Company shall be amended and restated as of the Effective Time to read as set forth on Exhibit B of the Merger Agreement, and, as so amended and restated, shall be the bylaws of the Surviving Corporation until, subject to Section 6.9(b) of the Merger Agreement, thereafter amended in accordance with their terms and as provided by applicable Law.

For six (6) years after the Effective Time, the Surviving Corporation will fulfill the obligations of the Company pursuant to any indemnification provision (including advancement of expenses) and any exculpating provision set forth in the certificate of incorporation or bylaws in effect as of the date of the Merger Agreement.

The obligations of the Company, Parent and Purchaser to complete the Merger are subject to the satisfaction or valid waiver of the following conditions prior to the Effective Time:

•

there has not been issued any temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger issued by any Governmental Entity of competent and applicable jurisdiction that remains in effect, and there has not been any Law enacted that makes consummation of the Merger illegal; and

•	Purchaser (or Parent on Purchaser’s behalf) must have accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Board of Directors and Officers

At the Effective Time, the directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable Law or until their earlier death, resignation or removal.

Conversion of Capital Stock at the Effective Time

Each Share (other than Shares (i) held in the treasury of the Company, (ii) that at the commencement of the Offer were owned by Parent, Purchaser or any of their direct or indirect subsidiaries, (iii) irrevocably accepted for payment in the Offer (collectively, the “Excluded Shares”) or (iv) held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares) will be automatically canceled and converted into the right to receive the Merger Consideration of $25.60 per Share in cash, without interest and subject to any applicable withholding of taxes.

Each share of Purchaser’s common stock outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

At or prior to the Acceptance Time, Parent will deposit, or will cause to be deposited, with Computershare Trust Company, N.A. (the “Paying Agent”), cash in amounts sufficient to make the payment of the aggregate Offer Price. Prior to the Effective Time, Parent will deposit, or will cause to be deposited, with the Paying Agent cash amounts sufficient to enable the Paying Agent to make payments of the aggregate Merger Consideration to holders of Shares outstanding immediately prior to the Effective Time.

Treatment of Equity Awards

•

Company Options. Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each Company Option, whether vested or unvested, that is then outstanding and unexercised immediately prior to the Effective Time and has a per share exercise price that is less than the Merger Consideration will fully vest, and will be cancelled and automatically converted into the right to receive, for each Share underlying such Company Option, without interest and subject to deduction for any required withholding under applicable tax law, an amount in cash from Parent or the Surviving Corporation equal to the excess of the Merger Consideration over the per Share exercise price of such Company Option. In addition, each Company Option, whether vested or unvested, that is outstanding and unexercised and has a per share exercise price that is equal to or greater than the Merger Consideration will be cancelled as of the effective time of the Merger for no consideration.

•

Company RSUs. Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each Company RSU, whether vested or unvested, that is then outstanding will fully vest, and will be cancelled and automatically converted into the right to receive, for each Share underlying such Company RSU, without interest and subject to deduction for any required withholding under applicable tax law, an amount in cash from Parent or the Surviving Corporation equal to the Merger Consideration.

•

Company PSUs. Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each Company PSU, whether vested or unvested, that is then outstanding will fully vest and will be cancelled and automatically converted into the right to receive, for each Share underlying such Company PSU, without interest and subject to deduction for any required withholding under applicable tax law, an amount in cash from Parent or the Surviving Corporation equal to the Merger Consideration.

Company ESPP.

As soon as practicable, but in no event later than ten (10) business days following the date of the Merger Agreement, the Company will take all actions necessary pursuant to the terms of the Company ESPP to provide that (i) no additional Offering (as defined in the Company ESPP) will be commenced from the date of the Merger Agreement under the Company ESPP, (ii) each Offering (as defined in the Company ESPP) that would otherwise extend beyond the Effective Time will have an exercise date (as defined in the Company ESPP) that is no later than seven business days prior to the anticipated Effective Time, (iii) each Company ESPP participant’s accumulated contributions under the Company ESPP will be used to purchase Shares in accordance with the Company ESPP, (iv) the applicable purchase price for Shares (as a percentage of the fair market value of Company Common Stock) will not be decreased below the levels set forth in the Company ESPP as of the date of the Merger Agreement, (v) no participant in the Company ESPP may increase his or her rate of payroll deductions or make separate non-payroll contributions to purchase Shares under the Company ESPP after the date of the Merger Agreement, (vi) only participants in the Company ESPP as of the date of the Merger Agreement may continue to participate in the Company ESPP after the date of the Merger Agreement, and (vii) the Company ESPP will terminate in its entirety as of the Effective Time and no further rights will be granted or exercised under the Company ESPP thereafter.

Representations and Warranties.

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or the Company, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered by the Company to Parent in connection with the Merger Agreement. The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, the Company has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as due organization, organizational documents, good standing, qualification, power and authority;

•	capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	SEC filings and financial statements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	disclosure controls and internal controls over financial reporting;

•	absence of certain changes and Company Material Adverse Effect from December 31, 2023 through the date of the Merger Agreement;

•	title to tangible assets and leasehold interests;

•	intellectual property;

•	data privacy;

•	material contracts;

•	absence of undisclosed liabilities;

•	compliance with legal requirements;

•	regulatory matters;

•	compliance with anti-corruption and anti-bribery laws;

•	permits and licenses;

•	tax matters;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	labor matters;

•	environmental matters;

•	insurance;

•	absence of litigation;

•	state takeover statutes;

•	opinion of the Company’s financial advisor; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” A “Company Material Adverse Effect” means any event, change, effect, occurrence, circumstance or development (“Effect”) which, individually or in the aggregate with all other Effects, has had or would reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Company and its subsidiaries (together, the “Acquired Companies”) taken as a whole or would reasonably be expected to prevent or materially delay the Company from consummating the Offer and the Merger. The definition of “Company Material Adverse Effect” excludes the following from constituting or being taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect:

(i) changes in the Company’s stock price or trading volume (provided that the exception in this clause will not prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a Company Material Adverse Effect);

(ii) any failure by the Company to meet, or changes to, published or internal estimates, projections, expectations, budgets, guidance, milestones, or forecasts of revenue, expenses, earnings or loss, cash burn-rate, cash flow, cash position or any other financial or performance measures or operating statistics (whether made by the Company or any third parties) (provided that the exception in this clause will not prevent or otherwise affect a determination that any Effect underlying such failure or change has resulted in, or contributed to, a Company Material Adverse Effect);

(iii) any continued losses from operations or decreases in the cash balances of the Acquired Companies (provided that the exception in this clause will not prevent or otherwise affect a determination that any Effect underlying such loss or decrease has resulted in, or contributed to, a Company Material Adverse Effect);

(iv) conditions in the financial, credit, banking, capital or currency markets in the United States or any other country or region in the world, or changes therein, including (A) changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, and (C) changes in the rate of increase or decrease of inflation;

(v) general conditions in any industry in which the Acquired Companies operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world, or changes therein;

(vi) political conditions in the United States (including a government shutdown) or any other country or region in the world, or changes therein;

(vii) acts of hostilities, war, sabotage, terrorism or military actions (including any outbreak, escalation or general worsening of any such acts of hostilities, war, sabotage, terrorism or military actions) in the United States or any other country or region in the world, including any acts of war or hostilities or sanctions imposed in connection with the current disputes involving the Russian Federation and Ukraine or Israel, Hamas, Lebanon, Syria, Iran and any other state or non-state actors involved;

(viii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions, epidemics, pandemics (including COVID-19, any COVID-19 measures in response to COVID-19 and any precautionary or emergency measures, recommendations, protocols or Orders taken or issued by any person in response to COVID-19), quarantines, plagues, other outbreaks of illness or public health events or other natural or man-made disasters or acts of God in the United States or any other country or region in the world, or any escalation of the foregoing;

(ix) the negotiation, execution, announcement or performance of the Merger Agreement or the pendency or consummation of the Transactions, or the identity of Parent or any of its affiliates as the acquiror of the Company (or any facts and circumstances concerning Parent or any of its affiliates), including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Acquired Companies with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors, governmental entities or other third parties;

(x) any action taken by the Company at the written request of Parent or Purchaser, any action taken by the Company that is required by the Merger Agreement, or failure by the Company to take any action prohibited by the Merger Agreement; provided that, Parent’s consent was sought in respect of such specific action and to the extent not consented to by Parent;

(xi) changes or proposed changes in Law or other legal or regulatory conditions (or the enforcement or interpretation of any of the foregoing), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law or policy (or the enforcement or interpretation thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby or any Effect arising out of or resulting from the Inflation Reduction Act of 2022, or any changes or proposed changes to such Law;

(xii) changes or proposed changes in GAAP or other accounting standards (or the enforcement or interpretation of any of the foregoing);

(xiii) the availability or cost of equity, debt or other financing to Parent, Purchaser or the Surviving Corporation;

(xiv) any Transaction Litigation or any demand or Legal Proceeding (each as defined in the Merger Agreement) for appraisal of the fair value of any Shares pursuant to the DGCL in connection therewith; and

(xv) except to the extent of any fraud, wrongdoing or willful misconduct by the Company that is or has been the proximate cause of, or resulted in, such Effects, regulatory, preclinical or clinical, competitive, pricing, reimbursement or manufacturing Effects relating to or affecting any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company, including (A) any suspension, rejection, refusal of, request to refile or any delay in obtaining, making or maintaining any regulatory application, filing or approval relating to any products or product candidates of the Company, (B) any regulatory actions, requests, recommendations, determinations or decisions of any Governmental Entity relating to any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company (or the manufacture, commercialization or sale thereof), (C) any delay, hold or termination of any preclinical or clinical study, trial or test with respect to any products or product candidates of the Company, any delay, hold or termination of any planned application for marketing or pricing approval with respect to any products or product candidates of the Company, or any delay in launching commercial sales of any products or product candidates of the Company in any jurisdiction, (D) any results, outcomes, data, adverse events, side effects (including toxicity) or safety observations (including increased incidence or severity of any of the foregoing) related to or arising from any preclinical or clinical studies, trials or tests or otherwise with respect to any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company, or announcements of any of the foregoing, (E) approval by the FDA or another Governmental Entity, market entry or threatened market entry of any product or product candidate competitive with or related to any products or product candidates of the Company, (F) any adverse events affecting patient enrollment or failure to participate with respect to clinical trials for any products or product candidates of the Company, (G) any production or supply chain disruption affecting the manufacture of any products or product candidates of the Company, (H) any delay, hold or termination of approval with respect to the manufacture, processing, packing or testing of any products or product candidates of the Company or with respect to any manufacturing facilities, or (I) any recommendations, statements, decisions or other pronouncements made, published or proposed by professional medical organizations, payors, Governmental Entities or representatives of any of the foregoing, or any panel or advisory body empowered or appointed thereby, relating to any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company;;

(xvi) any computer hacking, data breaches, ransom-ware, cybercrime or cyberterrorism (including by a nation-state or nation state-sponsored threat actor) affecting or impacting the Acquired Companies; or

(xvii) any item or matter set forth in the disclosure schedules delivered by the Company with the Merger Agreement;

provided that, such Effects referred to in clauses (iv), (v), (vi), (vii), (viii), (xi) and (xii) may be taken into account to the extent that the Acquired Companies, taken as a whole, are materially disproportionally affected relative to other similarly-situated companies in the industry in which the Acquired Companies operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to:

•	corporate matters, such as due organization, good standing, power and authority;

•	absence of litigation;

•	authority relative to the Merger Agreement;

•	the formation and activities of Purchaser;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	ownership of securities of the Company;

•	sufficiency of funds to consummate the Offer and the Merger;

•	compliance with legal requirements for purposes of the Offer documents;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	brokers’ fees and expenses; and

•	ownership of securities of Purchaser.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality,” the ability to consummate the transactions contemplated by the Merger Agreement or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, is or would be reasonably likely to prevent or materially delay the performance by Parent or Purchaser of any of their obligations under the Merger Agreement or the consummation of the Offer, the Merger or the other transactions contemplated by the Transaction Documents.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.

Access to Information

From the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement pursuant to its terms, upon reasonable advance written notice to the Company, the Company will provide Parent’s representatives reasonable access, during normal business hours, to the Acquired Companies’ books and records and, during such period, the Company shall furnish promptly to Parent all readily available information concerning its business as Parent may reasonably request in such manner as not to unreasonably interfere with the normal operation of the business of the Acquired Companies, and solely at Parent’s expense. Nothing in the Merger Agreement will require the Acquired Companies to permit any inspection or other access, or to disclose any information to the extent: (i) such disclosure in the reasonable judgment of the Company could: (a) result in the disclosure of any trade secrets of third parties; (b) violate any obligation of the Acquired Companies with respect to confidentiality, non-disclosure or privacy; (c) jeopardize protections afforded to any of the Acquired Companies under the attorney-client privilege or the attorney work product doctrine; or (d) violate any Law; or (ii) such information is included in the minutes of the meetings of the Company Board or its committees and relates to the discussion by the Company Board or any applicable committee of the Transactions or any similar transaction between the Company and any other person (including any presentations or other materials prepared by or for the Company Board, whether in connection with a specific meeting, or otherwise relating to such subject matter); however, the Acquired Companies shall use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply. With respect to the information disclosed pursuant to this paragraph, Parent will comply with, and will cause Parent’s representatives to comply with, all obligations under the Confidentiality Agreement dated March 8, 2024, between the Company and Parent (the “Confidentiality Agreement”).

Conduct of Business Pending the Merger

The Company has agreed that, during the period from the date of the Merger Agreement through the earlier of the Acceptance Time or the termination of the Merger Agreement, except for certain exceptions as set forth in the Merger Agreement, the Company will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course in all material respects except, among others, as consented to in writing by Parent (which consent may not be unreasonably withheld, delayed or conditioned, except as provided in the Merger Agreement), as required by the Merger Agreement or required by applicable legal requirements, as required by the rules or regulations of Nasdaq, and for any action required to be taken, reasonably taken or not taken pursuant to any COVID-19 Measures (as defined in the Merger Agreement) as are reasonably necessary to address and adapt to COVID-19 and any COVID-19 Measures.

In addition, without Parent’s written consent (which cannot be unreasonably withheld in certain cases), the Company will not, and will cause each of its Acquired Companies not to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	amend the Company certificate of incorporation or the Company bylaws, or amend any other organizational documents of the Acquired Companies;

•

establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any capital stock of any Acquired Company, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent;

•	split, combine or reclassify any capital stock of the Acquired Companies;

•

purchase, redeem or otherwise acquire any Company securities, except as required pursuant to the terms of the Company Warrants, Company Compensatory Awards (as defined in the Merger Agreement) or Company ESPP or for the net settlement of Company Warrants or Company Compensatory Awards or acquisitions of Shares by the Company, in each case, in satisfaction by holders of Company Warrants or Company Compensatory Awards of the applicable exercise price or withholding taxes;

•

issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance (other than Permitted Encumbrances) (as each is defined in the Merger Agreement) or transfer restrictions arising under applicable Law) or dispose of any Company securities, other than (i) grants of Company Compensatory Awards made in the ordinary course of business in connection with new hires, performance recognition and/or promotions up to a specified aggregate amount, (ii) the issuance of Shares upon the exercise of Company Warrants that are outstanding on the date of the Merger Agreement, in accordance with the terms of the Company Warrants as in effect on the date of the Merger Agreement, (iii) the issuance of Shares upon the exercise or settlement of Company Compensatory Awards that are outstanding on the date of the Merger Agreement or granted after the date of the Merger Agreement not in violation of the Merger Agreement, in accordance with the terms of such Company Compensatory Award, or (iv) subject to the terms of the Merger Agreement, the issuance of Shares in accordance with the Company ESPP, or amend any term of any security of the Acquired Companies;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, each with respect to the Acquired Companies;

•

increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to the Company’s current or former directors, officers or employees (at the level of direct report to Vice President or higher), except for (i) increases required to be made pursuant to the terms of Company Benefit Plans (as defined in the Merger Agreement) in effect as of the date of the Merger Agreement or entered into, modified or amended not in violation of the Merger Agreement, or (ii) increases made in the ordinary course of business, including annual and mid-cycle merit and market adjustment increases in salary and target bonus opportunities for employees, enter into any employment, consulting, change in control, severance or similar agreement with the Company’s employees (at the level of direct report to Vice President or higher), hire any employee (at the level of direct report to Vice President or higher) (other than to fill vacancies), terminate the employment of any employee (at the level of direct report to Vice President or higher) other than for cause, or enter into, modify, or terminate any Collective Bargaining Agreement (as defined in the Merger Agreement);

•

adopt, terminate or materially amend any material Company Benefit Plan, except (i) as required under the terms of any Company Benefit Plan as in effect on the date of the Merger Agreement or adopted, amended or modified not in violation of the Merger Agreement, (ii) for changes made in the ordinary course of business that do not materially increase the costs related to a Company Benefit Plan, or (iii) for annual renewals undertaken in the ordinary course of business;

•

acquire any business, assets or capital stock of any person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation or otherwise) other than one or more acquisitions in the ordinary course of business that, individually or in the aggregate, involve a purchase price of not more than $2,000,000 individually or $4,000,000 in the aggregate;

•

sell, lease, license, pledge, transfer, subject to any Encumbrance, or otherwise dispose of any material Company Intellectual Property (as defined in the Merger Agreement), material assets or material properties except (i) pursuant to contracts or commitments existing as of the date hereof, (ii) non-exclusive licenses of intellectual property assets to customers, contractors, partners, academic partners or suppliers in the ordinary course of business consistent with past practices, (iii) sales of QINLOCK in the ordinary course of business, (iv) sales of inventory or used equipment in the ordinary course of business consistent with past practices, or (v) Permitted Encumbrances;

•

change any of the accounting methods used by the Company materially affecting its assets, liabilities or business, except for such changes that are required by the United States generally accepted accounting principles (“GAAP”) or Regulation S-X promulgated under the Exchange Act or as otherwise specifically disclosed in the Company SEC documents filed with or furnished to the SEC prior to the date of the Merger Agreement;

•

except for intercompany loans between the Company and any of its wholly owned subsidiaries or between any wholly owned Subsidiaries of the Company, incur or assume any indebtedness for borrowed money (other than short term borrowings incurred in the ordinary course of business), or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for indebtedness for borrowed money of any other person (other than any Acquired Company);

•	except in the ordinary course of business, enter into, modify in any material respect, amend in any material respect or voluntarily terminate any material contract;

•	incur any capital expenditures in an amount in excess of $4,000,000 in the aggregate;

•

except as is otherwise required by law or GAAP (i) make or change any material tax election, (ii) change any annual tax accounting period that has a material effect on taxes, (iii) change any material method of tax accounting that has a material effect on taxes, (iv) enter into any closing agreement with respect to material taxes, (v) file any material amended tax return, (vi) settle or surrender any material tax claim, audit or assessment or surrender any right to claim a tax refund, offset or other reduction in tax liability, (vii) waive or extend the statute of limitations with respect to any material tax or material tax return or (viii) take any other similar action outside of the ordinary course of business relating to the filing of any tax return or the payment of any tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would reasonably be expected to have the effect of materially increasing the tax liability of an Acquired Company for any period ending after the Closing date or materially decreasing any tax attribute of any Acquired Company existing on the Closing date;

•

settle any Legal Proceeding other than a settlement solely for monetary damages of no more than $2,000,000 individually or $4,000,000 in the aggregate, excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, the Acquired Companies;

•

commence preclinical or clinical development, study, trial or test with respect to any products or product candidates that is not a product or product candidate of the Company as of the date of the Merger Agreement; or

•	authorize, commit or agree to take any of the foregoing actions.

Filings, Consents and Approvals

Each of the Company, Parent and Purchaser will (and their respective affiliates, if applicable will): (i) promptly, but in no event later than the date that is seven business days after the date of the Merger Agreement, make and effect all filings required to be made or effected by it or otherwise advisable pursuant to the HSR Act, (ii) use commercially reasonable efforts to obtain all other consents and approvals required from third parties in connection with the transactions; and (iii) use reasonable best efforts to promptly take or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary or advisable under applicable Law to consummate the Transactions as practicable after the date hereof and in no event later than January 29, 2025 (or March 1, 2025 in the event there is an extension as provided in the Merger Agreement); provided, however, that in no event will the Company be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any person for any consent or approval required for the consummation of any of the Transactions. Notwithstanding the foregoing, nothing in the Merger Agreement will require Parent or any affiliate of Parent to (i) propose, negotiate, effect or agree to, the sale, divestiture, license or other disposition of any asset or business of Parent or any affiliate of Parent (including the Acquired Companies) or (ii) otherwise take any action that limits the freedom of action with respect to, or its ability to retain any of the businesses, product lines or assets of parent or any affiliate of Parent (including the Acquired Companies), in the case of each of clauses (i) and (ii), in a manner that would, individually or in the aggregate, materially impair the anticipated benefits of the Transactions, taken as a whole, to Parent (it being understood that the foregoing shall take into consideration, but not be limited to, any potential impairment to Parent and its subsidiaries if such action would be taken). Nothing in the Merger Agreement requires any of the Acquired Companies to enter into any agreement or consent decree with any Governmental Entity that is not conditioned upon the Closing.

Without limiting the generality of anything contained in Section 6.3(a) of the Merger Agreement, subject to applicable Law, each of Company, Parent and Purchaser will use reasonable best efforts to: (i) give the other parties prompt written notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Offer or the Merger or any of the other Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Offer or the Merger. Each party to the Merger Agreement will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each of Company, Parent and Purchaser hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or Legal Proceeding.

Subject to Section 6.3(a) of the Merger Agreement, in the event that any litigation or other administrative or judicial action or Legal Proceeding is commenced challenging the Offer or the Merger or any of the other Transactions and such litigation, action or Legal Proceeding seeks, or would reasonably be expected to seek, to prevent the consummation of the Offer or the Merger or the other Transactions, Parent and Purchaser will take any and all action to promptly resolve any such litigation, action or legal proceeding and each of the Company, Parent and Purchaser will cooperate with each other and use its respective best efforts to contest any such litigation, action or legal proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer or the Merger or the other Transactions.

Neither Parent nor Purchaser will, nor will they permit their respective subsidiaries or affiliates to, acquire or agree to acquire any rights, interests, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise) ) or take any other actions, if such acquisition or action would reasonably be expected to (i) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent and its affiliates to procure, any clearances, approvals, waivers, actions, non-actions, authorizations, consents, orders, or declarations or approvals of any Governmental Entity or the expiration or termination of any applicable waiting period necessary to consummate the Offer, the Merger or the other Transactions by the January 29, 2025 (or as late as March 1, 2025 in the event there is an extension as provided in the Merger Agreement), (ii) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the Offer, the Merger or the other Transactions, or (iii) cause Parent, Purchaser or the Company to be required to obtain any additional clearances, consents, approvals, waivers, waiting period expirations or terminations, non-actions or other authorizations under any Laws with respect to the Offer, the Merger or the other Transactions.

Each of the Company, Parent and Purchaser (and their respective affiliates, if applicable) have mutually determined that they will not submit a filing or declaration to the Committee on Foreign Investment in the United States (“CFIUS”) under Section 721 of the United States Defense Production Act of 1950, as amended, and implementing regulations at 31 C.F.R. Part 800, 31 C.F.R. Part 801, and 31 C.F.R. Part 802, as amended, based on their mutual agreement that no such filing or declaration is necessary with respect to the Transactions. In the event that CFIUS directs the Company, Parent or Purchaser (or their respective affiliates, if applicable) to submit a filing, the Company, Parent and Purchaser (and their respective affiliates, if applicable) agree to, as promptly as practicable, supply any additional information and documentary material that may be requested by CFIUS in the form of a formal filing and any subsequent requests for information, and to take all other reasonably necessary, proper or advisable steps to obtain expeditious conclusion of such CFIUS review process.

Employee Matters

For a period of not less than twelve (12) months after the Closing Date, Parent will, or will cause the Surviving Corporation to, provide to each employee of the Acquired Companies who is employed as of immediately prior to the Effective Time (each, a “Continuing Employee”) with (i) (A) base salary or base hourly wage rate (as applicable), (B) cash incentive compensation opportunity (including bonuses and commissions), and (C) equity incentive compensation (it being agreed that Parent or the Surviving Corporation, in its discretion, may provide such compensation in the form of cash in lieu of equity), in each case in an amount at least equal to the level that was provided to each such Continuing Employee as of immediately prior to the Effective Time, (ii) employee benefits (excluding equity compensation, defined benefit pension, deferred compensation, and post-retirement health and welfare benefits) that are substantially similar in the aggregate to those provided to each such Continuing Employee as of immediately prior to the Effective Time, and (iii) severance and outplacement benefits for employees below the level of Vice President equal to the benefits provided under the severance policy of the Acquired Companies.

From and after the Effective Time, Parent will, or will cause the Surviving Corporation to, ensure that, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, benefit accrual, vacation entitlement and severance benefits) for service with the Acquired Companies (or predecessor employers to the extent the Company provides such past service credit) under the comparable employee benefit plans, programs and policies of Parent or the Surviving Corporation, as applicable, in which such employees become participants; provided, however, that the foregoing will not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. As of the Effective Time, Parent will, or will cause the Surviving Corporation to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company Benefit Plan as of the Effective Time, which will not be subject to accrual limits or forfeiture.

From and after the Effective Time, with respect to each benefit plan maintained by Parent or the Surviving Corporation that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (each, a “Parent Welfare Plan”) in which any Continuing Employee is or becomes eligible to participate, Parent will use commercially reasonable efforts to cause each such Parent Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Welfare Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company Benefit Plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Parent Welfare Plan but, with respect to long-term disability and life insurance benefits and coverage, solely to the extent permitted under the terms and conditions of Parent’s applicable insurance contracts in effect as of the Effective Time; provided, however, that for purposes of clarity, to the extent such benefit coverage includes eligibility conditions based on periods of employment, Section 6.7(b) of the Merger Agreement will control; and (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such Continuing Employee commences participation in such Parent Welfare Plan in satisfying any applicable co-payment or deductible requirements under such Parent Welfare Plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company Benefit Plan.

The Surviving Corporation will, and Parent will cause the Surviving Corporation to, honor in accordance with their terms all severance, change in control and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of the Acquired Companies. Parent has acknowledged that the consummation of the Offer constitutes a “change of control”, a “change in control” or a “sale event” (or a term of similar import) for purposes of any Company Benefit Plan that contains a definition of “change of control”, a “change in control” or a “sale event” (or a term of similar import), as applicable.

Nothing in the Merger Agreement is intended nor will be construed to (i) be treated as an amendment to any particular Company Benefit Plan, (ii) prevent Parent from amending or terminating any of its benefit plans in accordance with their terms, (iii) create a right in any employee to employment with Parent, the Surviving Corporation or any Acquired Company, or (iv) create any third-party beneficiary rights in any person with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any Acquired Company or under any benefit plan which Parent, any Acquired Company or the Surviving Corporation may maintain.

Directors’ and Officers’ Indemnification and Insurance

Parent has agreed that for six (6) years after the Effective Time, Parent will and will cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance in respect of any acts, errors, omissions, facts or events occurring on or before the Effective Time, including in respect of the Merger Agreement and the Transactions, covering each such person currently covered by the Company’s directors’ and officers’ liability insurance, fiduciary liability insurance and employment liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date of the Merger Agreement; provided that neither Parent nor the Surviving Corporation will be obligated to pay annual premiums in excess of 350% (“Current Premium”) of the annual premium most recently paid by the Company prior to the date of the Merger Agreement for such insurance, and if such premiums for such insurance would at any time exceed 350% of the Current Premium, then Parent will, and will cause the Surviving Corporation to, maintain policies of insurance that, in Parent’s and the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 350% of the Current Premium. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company in its discretion, in consultation with Parent, prior to the Effective Time, which policies provide such persons currently covered by such policies with coverage for an aggregate period of six (6) years from and after the Effective Time with respect to claims arising from any acts, errors, omissions, facts or events that occurred on or before the Effective Time (including matters that continue after the Effective Time that are interrelated to claims arising on or before the Effective Time), including in respect of the Merger Agreement and the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed 350% of the Current Premium. If any prepaid policies are obtained prior to the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations under such policies.

In addition, for six (6) years after the Effective Time, each of Parent and the Surviving Corporation will (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a subsidiary of the Company (each an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which will be advanced as they are incurred), judgments, damages, losses, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any demand, action, suit or other Legal Proceeding (whether civil, administrative, investigative or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness and regardless of whether such Legal Proceeding is brought before, at or after the Effective Time) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director, officer, employee, agent or representative of the Company or any subsidiary of the Company or otherwise in connection with any action taken or not taken at the request of the Company or any subsidiary of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened (including any Indemnified Party Proceeding relating in whole or in part to the Merger Agreement or the Transactions or relating to the enforcement of Section 6.9 of the Merger Agreement or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable Law; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date of the Merger Agreement between any Acquired Company and any Indemnified Party; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Company Certificate of Incorporation or Company bylaws as in effect as of immediately prior to the Acceptance Time. The Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) will continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period will continue until the final disposition of such claim. If Parent or the Surviving Corporation fails to comply with its obligations and an Indemnified Party commences a suit which results in a determination that Parent or the Surviving Corporation failed to comply with such obligation, Parent shall pay such Indemnified Party his or her costs and expenses (including reasonable fees and expenses of legal counsel) in connection with such suit, together with interest thereon at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

Section 16 Matters

Prior to the Effective Time, the Company will take all steps as may be reasonably necessary to cause the transactions contemplated by the Merger Agreement, including any dispositions of Shares (or any Company Compensatory Award or other derivative security) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company and to cause such dispositions to be exempt under Rule 16b-3 under the Exchange Act.

Transaction Litigation

The Company will promptly as reasonably practicable notify Parent in writing of, and will give Parent the opportunity to participate in the defense and settlement of, any claim, demand or Legal Proceeding (including any class action or derivative litigation) asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Merger Agreement, the Offer, the Merger or any of the Transactions (including any such claim or Legal Proceeding based on allegations that the Company’s entry into the Merger Agreement or the terms and conditions of the Merger Agreement or any of the Transactions constituted a breach of the fiduciary duties of any member of the Company Board or any officer of the Company), or alleging or asserting any misrepresentation or omission in the Offer Documents or Schedule 14D-9 or any other related SEC filings by the Company (“Transaction Litigation”). In addition, the Company will keep Parent informed regarding such Transaction Litigation; provided, however, that the Company shall control such defense and the Merger Agreement shall not give Parent the right to direct such defense. The Company will keep Parent reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company will consider in good faith. No Acquired Company will settle or offer, compromise or agree to settle or compromise, or take any other action to settle, compromise or moot, any Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Without otherwise limiting the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties will be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnified Parties to defend any Transaction Litigation.

Parent’s Obligations

Parent will cause Purchaser to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Purchaser in accordance with the terms of the Merger Agreement, the Offer, the Merger, and the other Transactions. As a material inducement to the Company’s willingness to enter into the Merger Agreement and perform its obligations under the Merger Agreement, Parent unconditionally guarantees full performance and payment by Purchaser of each of the covenants, obligations and undertakings required to be performed by Purchaser under the Merger Agreement and the Transactions, subject to all terms, conditions and limitations contained in the Merger Agreement. Parent represented, acknowledged and agreed that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Purchaser will also be deemed to be a breach or default of Parent, and the Company will have the right to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Purchaser in the first instance.

Stock Exchange Delisting and Deregistration

The Surviving Corporation will cause the Company Common Stock to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act.

No Solicitation.

The Company will not, and will cause its subsidiaries not to, and will not authorize its representatives to:

(i)	solicit, initiate, or knowingly encourage the submission or announcement of any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below);

(ii)	furnish any non-public information regarding the Company to any person for the purpose of encouraging, or in response to, an Acquisition Proposal or Acquisition Inquiry;

(iii)	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; or

(iv)

waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract, unless the Company Board (or a committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable law.

Notwithstanding anything to the contrary contained in the Merger Agreement, the Company and its subsidiaries and representatives may engage in any such discussions or negotiations and provide any such information in response to an unsolicited bona fide written Acquisition Proposal (that did not result from a breach of Section 6.2 of the Merger Agreement) if:

(A) prior to providing any non-public information regarding the Company to any third party in response to an Acquisition Proposal, the Company enters into (or there is then in effect) an Acceptable Confidentiality Agreement (as defined below) with a third party; and

(B) the Company Board (or a committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or could reasonably be expected to lead to a Superior Proposal.

Except to the extent that the Company is prohibited from giving Parent such notice by any confidentiality agreement in effect as of the date of the Merger Agreement, if the Company receives an Acquisition Proposal after the date of the Merger Agreement, then the Company shall promptly (and in no event later than twenty-four (24) hours after receipt of such Acquisition Proposal) notify Parent in writing of such Acquisition Proposal (including the material terms and conditions thereof), and shall keep Parent reasonably informed of any material change to the terms of such Acquisition Proposal (and in no event later than twenty-four (24) hours after such material change to the terms of such Acquisition Proposal).

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality and non-use terms not materially less restrictive to the counterparty thereto than the terms of the Confidentiality Agreement (it being agreed that such confidentiality agreement need not prohibit the making of an Acquisition Proposal or otherwise contain any standstill or similar provision) and does not prohibit any Acquired Company from providing any information to Parent in accordance with Section 6.2 of the Merger Agreement. A person who has previously entered into a confidentiality agreement with the Company shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement for all purposes of the Merger Agreement to the extent such existing confidentiality agreement would otherwise satisfy this definition.

“Acquisition Inquiry” means an inquiry, indication of interest or request for information from a third party that would reasonably be expected to result in an Acquisition Proposal.

“Acquisition Proposal” means any proposal or offer from a third party relating to (i) the acquisition of twenty percent (20%) or more of the Shares by any third party, (ii) any merger, consolidation, business combination, reorganization, sale of assets, recapitalization, liquidation, dissolution or other similar transaction that would result in any third party acquiring assets (including capital stock of or interest in any subsidiary of the Company) representing, directly or indirectly, twenty percent (20%) or more of the fair market assets of the Acquired Companies, taken as a whole, or to which 20% of the Company’s revenues are attributable, (iii) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any third party beneficially owning twenty percent (20%) or more of the outstanding Shares (or instruments convertible into or exchangeable for twenty percent (20%) or more of such outstanding shares), (iv) any merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company that, if consummated, would result in the stockholders of the Company immediately preceding such transaction holding, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than eighty percent (80%) of the voting power of the surviving or resulting entity, or (v) any combination of the foregoing.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all of the references to “20%” and “80%” included in the definition of Acquisition Proposal being replaced with references to “50%”) by a third party that the Company Board (or a committee thereof) determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, and taking into consideration, among other things, any legal, financial, regulatory, certainty of closing and other aspects of such Acquisition Proposal and the Merger Agreement that the Company Board (or a committee thereof) deems relevant (in each case taking into account any revisions to the Merger Agreement made in writing by Parent prior to the time of determination pursuant to Section 2.3(d) of the Merger Agreement), would result in a transaction more favorable to the holders of Shares than the Transactions.

Nothing in the Merger Agreement will prohibit the Company, the Company Board (or any committee thereof) or their representatives from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or from issuing a customary “stop, look and listen” statement pending disclosure of its position thereunder (or any substantially similar communication) and no such disclosure shall, taken by itself, be deemed to be a Change in Recommendation (as defined below)); (ii) disclosing to the Company’s stockholders any factual information regarding the business, financial condition or results of operations of the Company or the fact that an Acquisition Proposal has been made, the identity of the party making such Acquisition Proposal or the material terms of such Acquisition Proposal (and no such disclosure shall, taken by itself, be deemed to be a Change in Recommendation); or (iii) communicating with any Person (or the representatives of such Person) that makes any Acquisition Proposal or Acquisition Inquiry to the extent necessary to direct such person to the provisions of Section 6.2 of the Merger Agreement and/or to clarify and understand the terms and conditions of an Acquisition Proposal made by such person.

Change in Recommendation

As described above, and subject to the provisions described below, the Company Board has determined to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” The Company Board also agreed to include the Company Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the Company Board nor any committee thereof may:

(i)	withdraw, modify, amend or qualify, in a manner adverse to Parent and Purchaser, the Company Board Recommendation; or

(ii)	approve, adopt or recommend to the Company’s stockholders any Acquisition Proposal (any action described in clause (i) or clause (ii) being referred to as a “Change in Recommendation”); or

(iii)	cause the Company to enter into any contract (other than an Acceptable Confidentiality Agreement) contemplating an Acquisition Proposal (any such contract, an “Alternative Acquisition Agreement”).

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the Acceptance Time, the Company Board may make a Change in Recommendation in response to an Acquisition Proposal and/or cause the Company to enter into an Alternative Acquisition Agreement contemplating an Acquisition Proposal, in each case if:

(i)	the Acquisition Proposal did not result from a material breach of Section 6.2(a) of the Merger Agreement;

(ii)

the Company Board (or a committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that such Acquisition Proposal would constitute a Superior Proposal and, after consultation with the Company’s outside legal counsel, that in light of such Acquisition Proposal, a failure to make a Change in Recommendation and/or to cause the Company to enter into such Alternative Acquisition Agreement would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law;

(iii)

the Company delivers to Parent a written notice (the “Superior Proposal Notice”) stating that the Company Board intends to take such action (and in the event the Company Board contemplates causing the Company to enter into an Alternative Acquisition Agreement, include a summary of the material terms and conditions of such Alternative Acquisition Agreement);

(iv)

during the four business day period commencing on the date of Parent’s receipt of such Superior Proposal Notice, the Company will make its representatives reasonably available for the purpose of engaging in negotiations with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of the Merger Agreement or the Offer or a possible alternative transaction so that the Acquisition Proposal that is the subject of the Superior Proposal Notice ceases to be a Superior Proposal;

(v)

after the expiration of the negotiation period described in clause (iv) above, the Company Board (or a committee thereof) shall have determined in good faith, after taking into account any amendments or adjustments to the Merger Agreement and the Offer that Parent and Purchaser have irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (iv) above, that (1) after consultation with the Company’s outside legal counsel and financial advisor, such Acquisition Proposal continues to constitute a Superior Proposal, and (2) after consultation with the Company’s outside legal counsel, the failure to make a Change in Recommendation and/or enter into such Alternative Acquisition Agreement would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law; and

(vi)

if the Company enters into an Alternative Acquisition Agreement concerning such Superior Proposal, the Company terminates the Merger Agreement in accordance with the procedures set forth in the Merger Agreement.

These requirements above also apply to any material amendment to any Acquisition Proposal and require an additional Superior Proposal Notice, except that the references above to four business days will be deemed to be three business days.

The issuance of any customary “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) will not be considered a Change in Recommendation and will not require the Company to give a Superior Proposal Notice or comply with the foregoing provisions.

Other than in connection with an Acquisition Proposal, at any time prior to the Acceptance Time, the Company Board may make a Change in Recommendation in response to any Effect affecting the Company that does not relate to any Acquisition Proposal and was not known by the Company Board prior to the date of the Merger Agreement (or if known, the consequences of which were not known) (any such Effect unrelated to an Acquisition Proposal being referred to as an “Intervening Event”) if:

(i)

the Company Board (or a committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel, that, in light of such Intervening Event, a failure to effect a Change in Recommendation would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law;

(ii)

such Change in Recommendation is not effected prior to the fourth business day after Parent receives written notice from the Company confirming that the Company Board intends to effect such Change in Recommendation;

(iii)

during the abovementioned four business day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend or adjust the Merger Agreement or the Offer or enter into an alternative transaction; and

(iv)

at the end of such four business day period, the Company Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel and after taking into account any amendments or adjustments to the Merger Agreement and the Offer that Parent and Purchaser have irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (iii) above, that, in light of such Intervening Event, a failure to effect a Change in Recommendation would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law.

Termination

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned as follows:

(i)	at any time prior to the Acceptance Time, by mutual written agreement of Parent and the Company;

(ii)

by either Parent or the Company, upon written notice to the other party, at any time after January 29, 2025 (as such date may be extended pursuant to the following proviso, the “End Date”) if the Acceptance Time shall not have occurred on or before the End Date; provided that the End Date shall automatically be extended to March 1, 2025 if the HSR Condition or the Governmental Impediment Condition (if related to antitrust or foreign direct investment laws) has not been satisfied as of the close of business on the date that is seven business days prior to the End Date; provided, further, that the right to terminate the Merger Agreement under this provision shall not be available to any party (or any affiliate of such party) whose material breach of any provision of the Merger Agreement has been the proximate cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before the End Date;

(iii)

by either Parent or the Company, upon written notice to the other party, at any time prior to the Acceptance Time if (i) any Law is enacted after the date of the Merger Agreement and remains in effect that makes the consummation of the Offer or the Merger illegal, or (ii) any Governmental Entity of competent and applicable jurisdiction shall have issued a permanent injunction or other permanent Order having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger, and such permanent injunction or other permanent Order shall have become final and non-appealable; provided, however, that the right to terminate the Merger Agreement under this provision shall not be available to any party (or any affiliate of such party) whose breach of any provision of the Merger Agreement has been the proximate cause of, or resulted in, the issuance, entry or continuing existence of any such Law or permanent Order;

(iv)

by either Parent or the Company, upon written notice to the other party, if the Offer (as it may have been extended) expires as a result of the non-satisfaction of one or more Offer Conditions, or is validly terminated or validly withdrawn prior to the Acceptance Time (to the extent permitted under the terms of the Merger Agreement), without Purchaser having accepted for payment any Shares tendered pursuant to the Offer; provided, however, that a party shall not be permitted to terminate the Merger Agreement if the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer results from the failure of such party (or any affiliate of such party) to perform any covenant or agreement required to be performed by such party (or any affiliate of such party) at or prior to the Acceptance Time;

(v)

by Parent, upon written notice to the Company, at any time prior to the Acceptance Time if the Company Board shall have effected a Change in Recommendation (provided that, any written notice, including pursuant to Section 2.3(d) of the Merger Agreement, of the Company’s intention to make a Change in Recommendation in advance of making a Change in Recommendation shall not result in Parent having any termination rights unless such written notice otherwise constitutes a Change in Recommendation);

(vi)

by the Company, upon written notice to Parent, at any time prior to the Acceptance Time, in connection with the Company Board making a Change in Recommendation in response to a Superior Proposal in order to enter into an Alternative Acquisition Agreement, if the Company and the Company Board will have complied in all material respects with the notice, negotiation and other requirements set forth in the Merger Agreement with respect to such Superior Proposal;

(vii)

by Parent, upon written notice to the Company, at any time prior to the Acceptance Time, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in the Merger Agreement on the part of any Acquired Company will have occurred that would cause a failure of any of the conditions set forth in clauses 2(c), 2(d) and 2(e) of Annex I to the Merger Agreement to exist, and such breach cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured upon the earlier of the End Date and thirty days following the date Parent gives the Company written notice of such breach or failure; provided, however, that Parent shall not be entitled to terminate the Merger Agreement pursuant to this section if either Parent or Purchaser is then in breach of its obligations under the Merger Agreement such that the Company would be entitled to terminate the Merger Agreement pursuant to the Merger Agreement;

(viii)

by Parent, upon written notice to the Company, at any time prior to the Acceptance Time if (i) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer;

(ix)

by the Company, upon written notice to Parent, at any time prior to the Acceptance Time, if a breach in any material respect of any representation or warranty or failure to perform in any material respect any covenant or obligation contained in the Merger Agreement on the part of Parent or Purchaser will have occurred, in each case if such breach or failure prevents or would reasonably be expected to prevent Parent or Purchaser from consummating the Offer, the Merger or any other Transactions, and such breach cannot be cured by Parent by the End Date, or if capable of being cured in such time period, shall not have been cured upon the earlier of the End Date and thirty days following the date the Company gives Parent written notice of such breach or failure; provided, however, that the Company shall not be entitled to terminate the Merger Agreement pursuant to this section if the Company is then in breach of its obligations under the Merger Agreement such that Parent would be entitled to terminate the Merger Agreement pursuant to the Merger Agreement; or

(x)

by the Company, upon written notice to Parent, if Purchaser fails to commence the Offer in accordance with Section 2.1 of the Merger Agreement on or prior to the fifteenth business day following the date of the Merger Agreement, Purchaser shall have terminated the Offer prior to the Expiration Time other than in accordance with the terms of the Merger Agreement, or if Purchaser fails to consummate the Offer when required to do so in accordance with the terms of the Merger Agreement;

provided, however, that the right to terminate the Merger Agreement pursuant to this section shall not be available to the Company if the Company is in breach of any provision of the Merger Agreement that has been the proximate cause of, or resulted in, Purchaser’s failure to commence or consummate the Offer in accordance with the terms of the Merger Agreement.

Effect of Termination

If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement will be of no further force or effect without liability of any party (or any representative of such party) to each other party hereto; provided, however, that: (a) certain specified provisions of the Merger Agreement will survive the termination of the Merger Agreement and will remain in full force and effect, including those described in “Company Termination Fee” below; and (b) the termination of the Merger Agreement shall not relieve any party from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include, in the case of liabilities or damages payable by Parent or Purchaser, the benefit of the bargain lost by the Company and its equity holders (taking into consideration relevant matters, including the aggregate amount of the Offer Price and the Merger Consideration, other combination opportunities, the time value of money, and the loss of market value or decline in stock price of the Company) arising out of its willful and material breach of any provision of the Merger Agreement or any other agreement delivered in connection therewith or any common law fraud (with scienter), subject only, with respect to any such liabilities of the Company, to Section 8.3(b) and Section 8.3(c) of the Merger Agreement. Without limiting the generality of the preceding sentence, Parent and Purchaser have acknowledged and agreed that any failure of Parent or Purchaser to satisfy its obligation to accept for payment or pay for the Shares or the Company Compensatory Awards following satisfaction of the Offer Conditions and any failure of Parent to cause the Merger to be effected following satisfaction of the condition set forth in Article 7 of the Merger Agreement, in each case in accordance with the Merger Agreement, will be deemed to constitute a willful and material breach of a covenant of the Merger Agreement. In addition, the parties’ rights and remedies under the Confidentiality Agreement shall not be affected by a termination of the Merger Agreement.

Company Termination Fee

The Company has agreed to pay (or cause to be paid to) Parent a termination fee of $78,800,000 in cash (the “Termination Fee”) if:

(i)

(A) the Merger Agreement is validly terminated (X) by Parent or the Company, upon written notice to the other party, at any time after the End Date if the Acceptance Time shall not have occurred on or before the End Date; (Y) by Parent or the Company, upon written notice to the other party, if the Offer (as it may have been extended) expires as a result of the non-satisfaction of one or more Offer Conditions, or is validly terminated or withdrawn prior to the Acceptance Time (to the extent permitted under the terms of the Merger Agreement), without Purchaser having accepted for payment any Shares tendered pursuant to the Offer; or (Z) by Parent, upon written notice to the Company, at any time prior to the Acceptance Time if (1) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed or (2) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Company fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer (provided that, at the time of any such termination, the HSR Condition and the Governmental Impediment Condition are satisfied and the Minimum Condition is not satisfied, and with respect to termination by the Company, the right to terminate the Merger Agreement was then available to Parent), (B) following the date of execution of the Merger Agreement and prior to the time of its termination, a bona fide Acquisition Proposal will have been publicly announced (and such Acquisition Proposal will not have been withdrawn prior to the time of the termination of the Merger Agreement) and (C) the Company within twelve (12) months after such termination enters into a definitive agreement with respect to or recommends to its stockholders an Acquisition Proposal, which Acquisition Proposal is subsequently consummated (whether during or following such twelve (12) month period) with all references to “20%” and “80%” in the definition of Acquisition Proposal being treated as “50%” for purposes of this provision (i));

(ii)	the Merger Agreement is terminated by Parent, upon written notice to the Company, at any time prior to the Acceptance Time, if the Company Board will have effected a Change in Recommendation; or

(iii)

the Merger Agreement is terminated by the Company upon written notice to Parent, prior to the Acceptance Time in connection with the Company Board making a Change in Recommendation in response to a Superior Proposal in order to enter into an Alternative Acquisition Agreement, if the Company and the Company Board shall have complied in all material respects with the notice, negotiation and other requirements set forth in Section 2.3(d) of the Merger Agreement with respect to such Superior Proposal.

In the event of any termination described above, the receipt of the Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser or any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company, any of its subsidiaries or any Company Related Parties (as defined in the Merger Agreement) will have no further liability, whether pursuant to a claim in law or in equity, to Parent, Purchaser or any of their respective affiliates or any other Person, and none of Parent, Purchaser or any of their respective affiliates or any other person, and none of Parent, Purchaser or any of their respective affiliates or any other person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its subsidiaries or any of the Company Related Parties for damages or any equitable relief arising out of or in connection with the Merger Agreement, any of the Transactions, or any matters forming the basis for such termination.

In the event that the Company fails to pay the Termination Fee when due, Parent shall be entitled to receive interest on such unpaid Termination Fee, commencing on the date that the Termination Fee became due, at a rate equal to the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

Specific Performance

The parties have agreed that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the Delaware courts, in addition to any other remedy to which they are entitled under the Merger Agreement.

Expenses

Except as otherwise provided in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other Transactions will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated. In furtherance of the foregoing, Parent will pay all filing fees payable for filings required or otherwise made pursuant to the HSR Act or any other applicable Antitrust Laws (as defined in the Merger Agreement) in connection with the Offer, the Merger or the other Transactions.

Transfer Taxes

Parent and Purchaser will bear any transfer, documentary, sales, use, stamp, registration, value added, and other similar taxes and fees (including any penalties and interest) incurred in connection with the Offer, the Merger, or the other Transactions pursuant to the Merger subject to certain exceptions. However, if the payment of the Offer Price or Merger Consideration is to be made to a person who is not the person in whose name the Shares are registered on the stock transfer books of the Company, the Person requesting such payment must pay all transfer taxes required by reason of the payment of the Offer Price or Merger Consideration to a person other than the registered holder of the Shares tendered or surrendered.

Offer Conditions

The Offer Conditions are described in Section 13—“Conditions to the Offer.”

Confidentiality Agreements

Parent and the Company entered into a Confidentiality Agreement, dated March 8, 2024 (the “Confidentiality Agreement”), in connection with Parent’s consideration of a potential negotiated transaction with the Company. Under the terms of the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep confidential certain confidential or non-public information relating to the Company, including the existence and content of any discussions in connection with a possible transaction, for a period lasting two years from the date of the Confidentiality Agreement. Parent also agreed to abide by a standstill provision for a period of one year from the date of the Confidentiality Agreement, which standstill restrictions may be waived by the Company or terminated under certain circumstances. Previously, Parent and Deciphera Pharmaceuticals, LLC entered into a Confidential Disclosure Agreement, dated June 16, 2022, and subsequently amended on May 10, 2023 and November 8, 2023, to facilitate discussions regarding a potential business or collaborative relationship between the parties related to certain of the Company’s products or product candidates, which agreement did not contain any standstill provision. For further discussion, see Section 10— “Background of the Offer; Past Contacts or Negotiations with the Company.”

The summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(4) hereto and is incorporated herein by reference.

Tender and Support Agreements

In connection with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements (as they may be amended from time to time, the “Tender and Support Agreements”), dated as of April 29, 2024, with certain stockholders (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), who collectively beneficially owned approximately 28% of the outstanding Shares as of April 29, 2024.

Pursuant to and subject to the terms and conditions of the Tender and Support Agreements, each Supporting Stockholder has agreed to tender in the Offer all Shares (other than Company Options, Company RSUs or Company PSUs that are not exercised or settled during the term of the Tender and Support Agreements) owned by such Supporting Stockholder. In addition, each Supporting Stockholder has agreed that, during the time the Tender and Support Agreements are in effect, at any meeting of stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	in favor of any matters necessary or presented or proposed for the Transactions to be timely consummated;

•

against any action, agreement or transaction that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation of the Company contained in the Merger Agreement, or of any Supporting Stockholder contained in the Tender and Support Agreement, or (b) result in any of the Offer Conditions or conditions to the Merger set forth in the Merger Agreement not being timely satisfied;

•

against any change in the membership of the Company Board, unless such proposed change in the Company Board was proposed by the Company Board and is not in connection with or in support of any actual or potential acquisition proposal; and

•

against any Acquisition Proposal and against any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

Each Supporting Stockholder also granted a conditional irrevocable proxy with respect to the foregoing, subject to the terms and conditions of the Tender and Support Agreements.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed not to take any action that would violate the non-solicitation provisions of the Merger Agreement if such action were taken by the Company, each subject to customary exceptions.

The Tender and Support Agreement will terminate with respect to a Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) any modification or amendment to the Merger Agreement or the Offer without the Supporting Stockholder’s prior written consent that decreases the Offer Price or changes the form of consideration payable to the Supporting Stockholder pursuant to the terms of the Merger Agreement, and (d) the mutual written consent of Parent and such Supporting Stockholder. The Tender and Support Agreement entered into by one of the Supporting Stockholders will additionally terminate upon any modification or amendment to the Merger Agreement or the Offer without such Supporting Stockholder’s prior written consent that extends the End Date or imposes any additional conditions or obligations that would reasonably be expected to prevent or materially impede the consummation of the Transactions.

In addition, upon a Change in Recommendation of the Company Board under and in compliance with the Merger Agreement, the tender and voting requirements set forth in the Tender and Support Agreement will not apply for so long as such Change in Recommendation remains in effect.

This summary of the Tender and Support Agreements is only a summary and is qualified in its entirety by reference to the Tender and Support Agreements, which are filed as Exhibits (d)(2) and (d)(3) of the Schedule TO and are incorporated herein by reference.

12. Purpose of the Offer; Plans for the Company

Purpose of the Offer. The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Parent will acquire all of the Shares not purchased pursuant to the Offer or otherwise. Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth.

Merger Without a Stockholder Vote. If the Offer is consummated and the Minimum Condition is satisfied, we will not seek the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Minimum Condition is satisfied, then as soon as practicable following the consummation of the Offer, upon the terms and conditions set forth in the Merger Agreement, we intend to effect the closing of the Merger (the “Closing”) without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger, as soon as practicable after the consummation of the Offer. Accordingly, we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Plans for the Company. At the Effective Time, the certificate of incorporation and bylaws of the Company will be amended and restated substantially in the forms attached to the Merger Agreement. Purchaser’s directors immediately prior to the Effective Time will be the directors of the Surviving Corporation and the Company’s officers immediately prior to the Effective Time will become the officers of the Surviving Corporation until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. See Section 11— “The Merger Agreement; Other Agreements—Board of Directors and Officers.”

Parent and Purchaser are continuing to conduct a detailed review of the Company and its assets, corporate structure, capitalization, indebtedness, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Parent and Purchaser will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization, indebtedness and management with a view to optimizing development of the Company’s potential in conjunction with the Company’s or Parent’s existing businesses. Possible changes could include changes in the Company’s business, corporate structure, certificate of incorporation, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and Parent, Purchaser and, after completion of the Offer and the Merger, the reconstituted Company Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Parent and Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of the Company, the disposition of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or the purchase, sale or transfer of a material amount of assets of the Company.

13. The Recommendation by the Board of Directors of the Company

On April 28, 2024, the Company Board unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the Transactions, including the Offer and Merger, are in the best interests of the Company and its stockholders, (iii) determined that the Merger will be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

15. Certain Effects of the Offer.

Market for the Shares. If the conditions to the Offer are satisfied and the Offer is consummated, there will be no market for the Shares because Parent intends to consummate the Merger as soon as practicable following the Acceptance Time, and in any event within three business days following the satisfaction or waiver of all of the conditions set forth in Article VII (Conditions to the Merger) and Annex I of the Merger Agreement.

Stock Quotation. The Shares are currently listed on Nasdaq. Immediately following the Effective Time, the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Nasdaq requires, among other things, that any listed shares of common stock have at least 1,250,000 publicly held shares. Immediately following the consummation of the Merger, Parent intends and will cause the Company to delist the Shares from Nasdaq.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such shares. Immediately following the consummation of the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met and, in any event, following the consummation of the Merger.

16. Dividends and Distributions.

The Merger Agreement provides that the Company will not, between the date of the Merger Agreement and the Effective Time, (A) establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of any Acquired Company, other than (x) cash dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent and (y) distributions resulting from the vesting or exercise of Company Compensatory Awards in accordance with their terms, (B) split, combine, subdivide or reclassify any capital stock of the Acquired Companies, or (C) purchase, redeem or otherwise acquire any Company securities, except for the net settlement of Company Compensatory Awards or acquisitions of shares of Company common stock by the Company, in each case, in satisfaction by holders of Company Compensatory Awards of the applicable exercise price or withholding taxes, and in accordance with the terms of the Company ESPP and the applicable Company Compensatory Award. See Section 11—“The Merger Agreement; Other Agreements—Conduct of Business Pending the Merger” and Section 12—“Purpose of the Offer; Plans for the Company.

17. Certain Conditions to the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (d) below. Accordingly, notwithstanding any other terms or provision of the Offer or the Merger Agreement to the contrary, Purchaser will not be obligated to irrevocably accept for payment, or, subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to purchase or return the tendered Shares promptly after termination or withdrawal of the Offer), purchase any Shares validly tendered (and not validly withdrawn prior to the Expiration Time) pursuant to the Offer (and not theretofore accepted for payment or paid for), unless (i) the Minimum Condition and (ii) the HSR Condition shall not be satisfied at the time of the expiration of the Offer on the Expiration Time.

In addition and notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in the Merger Agreement, Purchaser shall not be required to irrevocably accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), purchase any Shares validly tendered (and not validly withdrawn prior to the Expiration Time) pursuant to the Offer (and not theretofore accepted for payment) if, at any time prior to the Expiration Time, any of the following conditions exist and are continuing at the Expiration Time:

(1)	the Termination Condition;

(2)	the Governmental Impediment Condition;

(3)

the representations and warranties of the Company set forth in Section 4.3(a) and Section 4.3(e) (Capitalization) of the Merger Agreement shall be accurate except for any de minimis inaccuracies as of the date of the Merger Agreement and at and as of the Expiration Time as though made on and as of such date and time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(4)

the representations and warranties of the Company set forth in Section 4.1(a)(i) (Organization and Good Standing; Subsidiaries) and Section 4.20 (Authority; Binding Nature of Agreement) of the Merger Agreement shall be true and correct (disregarding for this purpose all “Company Material Adverse Effect,” “materiality” or similar qualifications contained in such representations and warranties) in all material respects as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct in all material respects as of such earlier date);

(5)

the representations and warranties of the Company set forth in Article 4 of the Merger Agreement (other than the representations and warranties set forth in Section 4.1(a)(i) (Organization and Good Standing; Subsidiaries), Section 4.3(a) and (e) (Capitalization) and Section 4.20 (Authority; Binding Nature of Agreement)) of the Merger Agreement shall be true and correct (disregarding for this purpose all “Company Material Adverse Effect,” “materiality” or similar qualifications contained in such representations and warranties) as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date); provided, however, that notwithstanding anything in the Merger Agreement to the contrary, the aforementioned condition shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct if the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, shall not have resulted in and would not reasonably be expected to have a Company Material Adverse Effect that is continuing as of the Expiration Time;

(6)

the Company shall have performed or complied in all material respects with the obligations or covenants required to be performed by it under the Merger Agreement and such failure to perform or comply shall not have been cured prior to the Expiration Time;

(7)

the Company shall have delivered to Parent, dated as of the Expiration Time, a certificate signed on behalf of the Company to the effect that the conditions set forth in items (5), (6) and (8) have been satisfied as of immediately prior to the Expiration Time; or

(8)	since the date of the Merger Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition and the Termination Condition) may be waived to the extent permitted by law by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer (except for conditions relating to government regulatory approvals).

18. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 18, based on our examination of publicly available information filed by the Company with the SEC and other information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 17—“Certain Conditions to the Offer.”

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, the Company has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Company has represented to us in the Merger Agreement that it has taken all actions necessary or appropriate to exempt the execution, delivery, and performance of the Merger Agreement and the Offer, the Merger, and the other transactions contemplated by the Merger Agreement from Section 203 of the DGCL and any other “moratorium,” “control share acquisition,” “fair price,” “super majority,” “affiliate transactions,” or “business combination” or other similar state anti-takeover laws and regulations. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, Merger, the Merger Agreement or the Transactions, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, Merger, or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 17—“Certain Conditions to the Offer” of this Offer to Purchase.

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the FTC, certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties filed such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 6, 2024. Under the HSR Act, the required waiting period will expire at 11:59 p.m., New York City time on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one additional waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent’s consent. It is also possible that Parent and the Company could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, the Company’s failure to comply with its own Second Request in a timely manner would not change the waiting period with respect to the purchase of Shares in the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality of transactions under the U.S. antitrust laws, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as they deem necessary. Private parties also may bring legal actions under the antitrust laws under certain circumstances.

Parent conducts business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, Parent and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States, and approval of any non-U.S. antitrust authority is not a condition to the consummation of the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, Parent and Purchaser believe that the acquisition of Shares in the Offer (and the Merger) would not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

19. Appraisal Rights; Rule 13e-3.

Appraisal Rights. Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, all Shares that (a) are issued and outstanding immediately prior to the Effective Time, (b) were not validly tendered in the Offer and (c) are continuously held by persons who (i) do not vote in favor of, or consent in writing to, the Merger Agreement, (ii) have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (“Section 262”), and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL (collectively, “Dissenting Shares”) will not be converted into, or represent the right to receive, the Merger Consideration, but will be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. All references in Section 262 and in this summary to a “stockholder” are to the record holder of shares as to which appraisal rights are asserted, unless otherwise expressly noted herein. All references in Section 262 and in this summary to the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person, unless otherwise expressly noted. All references in Section 262 and in this summary to the word “person” mean any individual, corporation, partnership, unincorporated association or other entity, unless otherwise expressly noted. At the Effective Time, the Dissenting Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and each Company stockholder or beneficial owner of Shares who holds Dissenting Shares will cease to have any rights with respect to such Dissenting Shares, except the right to receive payment of the “fair value” of such Dissenting Shares in accordance with the provisions of Section 262; provided that all Dissenting Shares held by persons who have effectively withdrawn or lost (through failure to perfect or otherwise) such person’s appraisal rights pursuant to the DGCL shall be deemed to have been converted into and represent only the right to receive the applicable consideration for Shares set forth in the Merger Agreement without interest thereon, upon surrender of the certificate representing such shares. Each holder or beneficial owner of Dissenting Shares will be entitled to receive a judicial determination of the fair value of such Dissenting Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger), and to receive payment of such fair value in cash, together with interest, if any, to be paid upon the amount determined to be the fair value. Any such judicial determination could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Dissenting Shares, and the judicially-determined fair value could be higher or lower than the Offer Price. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid for Shares in the Offer or the Merger. Persons considering exercising appraisal rights should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and may not otherwise address, fair value under Section 262.

If any person who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, or a court of competent jurisdiction determines that such person is not entitled to the relief provided by Section 262, then such person’s Shares will be converted into the right to receive the Merger Consideration, without interest thereon, in accordance with the Merger Agreement.

Section 262 provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice either a copy of

Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 and a publicly available copy of Section 262 can be accessed without subscription or cost at the website set forth in the Schedule 14D-9.

As described more fully in the Schedule 14D-9, if a person wishes to elect to exercise appraisal rights under Section 262 and the Merger is consummated in accordance with Section 251(h) of the DGCL, such person must (among other things) do all of the following: (a) no later than the later of the consummation of the Offer, which shall occur on the date on which Purchaser irrevocably accepts the Shares for purchase, and 20 days after the date of sending of the notice referred to in the previous paragraph, (i) in the case of a record holder of Shares, properly deliver to the Company a written demand for appraisal, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal, or (ii) in the case of a beneficial owner, properly deliver to the Company a written demand for appraisal that reasonably identifies the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the surviving entity of the Merger and to be set forth on the verified list required by subsection (f) of Section 262; (b) not tender such person’s Shares in the Offer; and (c) continuously hold or own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Effective Time. Following the Effective Time, additional steps may be necessary for any such stockholder, or, as applicable, a beneficial owner, to perfect his, her or its appraisal rights, all as described more fully in the Schedule 14D-9.

The foregoing summary of appraisal rights of stockholders (including, as applicable, beneficial owners of Shares) under the DGCL does not purport to be a statement of the procedures to be followed by stockholders (including, as applicable, beneficial owners of Shares) desiring to exercise any appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262, and a publicly available copy of Section 262 can be accessed without subscription or cost at the following website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262 and is incorporated herein by reference. The preservation and exercise of appraisal rights require timely adherence to the applicable provisions of Delaware law. If a stockholder (including, as applicable, beneficial owners of Shares) withdraws or loses the right to appraisal, such stockholder (including, as applicable, beneficial owners of Shares) will be entitled to receive only the Merger Consideration, without interest, as applicable. In the event of any inconsistency between the information contained in this summary, the Schedule 14D-9, this Offer to Purchase or any of the documents incorporated herein or therein by reference, and the actual text of Section 262, the actual text of Section 262 controls. In view of the complexity of the statutory provisions relating to appraisal rights under Delaware law and the fact that the failure to comply with the technical prerequisites of such provisions may result in the loss of such rights, a person holding Shares that is considering exercising such person’s appraisal rights with respect to such Shares should consult with such person’s own legal and financial advisor.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

20. Transactions and Arrangements Concerning the Shares and Other Securities of the Company.

None of Parent, Purchaser or to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of Parent, Purchaser or any of the persons so listed, beneficially owns any Shares and (ii) none of Parent, Purchaser, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of Parent or Purchaser, and any pension, profit-sharing or similar plan of Parent or Purchaser has effected any transaction in Shares during the past 60 days.

To the Company’s knowledge, after making reasonable inquiry, all unaffiliated directors and executive officers of the Company intend to tender all Shares owned by such directors and executive officers. To Parent and Purchaser’s knowledge, neither the Company nor any of its directors, executive officers or affiliates has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation, other than as set forth in the Schedule 14D-9 filed by the Company with the SEC.

None of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

In the past two years, (i) there have been no transactions between any of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and the Company or any of its affiliates that are not natural persons, on the other hand, for which the aggregate value of the transaction was more than one percent of the Company’s consolidated revenues for the fiscal year in which the transaction occurred or the past portion of the current fiscal year (if the transaction occurred in the current fiscal year), (ii) there have been no transactions between any of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonably inquiry, any of the persons listed in Schedule I, on the one hand, and any executive officer, director or affiliate of the Company who is a natural person, on the other hand, for which the aggregate value of the transaction, or series of similar transactions with such director, executive officer or affiliate, exceeded $60,000; (iii) there have been no negotiations, transactions or material contacts between any of Parent, Purchaser, their respective subsidiaries, or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company; and (iv) to the knowledge of Parent or Purchaser after reasonable inquiry, there have been no negotiations or material contacts between (a) any affiliate of the Company and (b) the Company or any of its affiliates, on the one hand, and any person not affiliated with the Company, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company.

22. Interests of Certain Company Directors and Executive Officers in the Offer and the Merger.

In considering the fairness of the consideration to be received in the Offer and the Merger, the stockholders of the Company should be aware that certain directors and executive officers of the Company have interests in the Offer and Merger that may present them with certain actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information,” which description and information is incorporated herein by reference.

23. Fees and Expenses.

Parent has retained the Depositary and the Information Agent in connection with the Offer. The Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

24. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer and may file amendments thereto. the Company is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company” above.

Topaz Merger Sub, Inc.

May 13, 2024

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

1.	Directors and Executive Officers of Purchaser

The information presented in this Schedule I sets forth the name, current business address, present principal occupation or employment, and the material occupations, positions, offices, or employment for the past five years of the sole executive officer of Purchaser and member of the board of directors of Purchaser. The person listed below, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. The person listed below has not engaged in any transaction or series of transactions with the Purchaser over the past two years that had an aggregate value that exceeds $60,000. The person listed below is a citizen of Japan. The business address for the person listed below is c/o Ono Pharmaceutical Co., Ltd., 8-2, Kyutaromachi 1-chome, Chuo-ku, Osaka 541-8564, Japan.

Name	Principal Present Occupation or Employment; Material Positions Held During the Past Five Years
Masayuki Tanigawa	President of Purchaser Corporate Officer, Executive Director, Corporate Development and Strategy of Parent

2.	Directors and Executive Officers of Parent

The information presented in this Schedule I sets forth the name, current business address, present principal occupation or employment, and the material occupations, positions, offices, or employment for the past five years of each executive officer of the Parent and each member of the Parent Board. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. The persons listed below have not engaged in any transaction or series of transactions with Parent over the past two years that had an aggregate value that exceeds $60,000. Each person listed below is a citizen of Japan. The business address for each person listed below is c/o Ono Pharmaceutical Co., Ltd., 8-2, Kyutaromachi 1-chome, Chuo-ku, Osaka 541-8564, Japan.

Name	Principal Present Occupation or Employment; Material Positions Held with Parent During the Past Five Years
Gyo Sagara	Member of Board of Directors, Representative Director, President, Chairman of the Board, Chief Executive Officer
Toichi Takino, Ph.D	Member of the Board of Directors, Corporate Executive Officer, Senior Executive Officer, Representative Director, President, Chief Operating Officer
Toshihiro Tsujinaka	Member of the Board of Directors, Corporate Executive Officer, Senior Executive Officer, Representative Director, Executive Vice President
Kiyoaki Idemitsu	Corporate Executive Officer, Member of the Board of Directors, Executive Officer, Chief Officer, Clinical Development
Masao Nomura	Member of Board of Directors, Outside Director
Akiko Okuno	Member of Board of Directors, Outside Director
Shusaku Nagae	Member of Board of Directors, Outside Director
Katsuyoshi Nishimura	Full-time Audit and Supervisory Board Member
Hironobu Tanisaka	Full-time Audit and Supervisory Board Member
Yasuo Hishiyama	Outside Audit and Supervisory Board Member

Name	Principal Present Occupation or Employment; Material Positions Held with Parent During the Past Five Years
Akiko Tanabe	Outside Audit and Supervisory Board Member
Akira Takada	Corporate Executive Officer, Executive Director, CMC & Production
Satoshi Takahagi	Corporate Executive Officer, Executive Director, Sales and Marketing, Primary Care Business Division
Hiromu Habashita, Ph.D	Corporate Officer, Deputy Executive Director, Discovery & Research
Shinji Takai, M.D., Ph.D	Corporate Officer, Head of Medical Affairs
Masaki Itoh	Corporate Officer, Division Director, Corporate Strategy & Planning, Business Management Division, Business Management Department, Finance & Accounting, President, Ono Digital health Investment, GK.
Tatsuya Okamoto	Corporate Officer / Executive Director, Clinical Development, Global Clinical Development Management Unit, Oncology Clinical Development Division
Masayuki Tanigawa	Corporate Officer, Executive Director, Corporate Development and Strategy
Takehiro Yamada	Corporate Officer, Senior Director, Risk and Compliance Management Department

Gyo Sagara has served as a Representative Director of Parent since June 2008 and has served as the Chief Executive Officer of Parent since September 2008. He also served as the President of Parent from September 2008 to April 2024, when he began serving as Chairman of the Board.

Toichi Takino, Ph.D served as a Corporate Executive Officer of Parent from June 2019 through June 2020. He has then served as a Member of the Parent Board since June 2020, and served as an Executive Officer from June 2020 through June 2021, when he then served as a Senior Executive Officer until April 2024. Most recently, he began serving as a Representative Director, President and Chief Operating Officer of Parent in April 2024.

Toshihiro Tsujinaka served as a Corporate Executive Officer of Parent from June 2019 to June 2020. He has then served as a Member of the Parent Board since June 2020, and served as an Executive Officer from June 2020 to June 2021, when he then served as a Senior Executive Officer until April 2024. Most recently, he has served as a Representative Director and Executive Vice President of Parent since April 2024.

Kiyoaki Idemitsu has served as a Corporate Officer from October 2018 through June 2020, when he then began serving as a Corporate Executive Officer of Parent, a role he continues to fill. He served as the Executive Director of Clinical Development from October 2018 to April 2024, and most recently began serving on the Parent Board in June 2021 and as Chief Officer, Clinical Development in May 2024.

Masao Nomura has served as Outside Director at Keihanshin Building Co., Ltd. since June 2019. He served as an Outside Director at NEW COSMOS ELECTRIC CO., LTD. from June 2020 to June 2021 and has served as an Outside Director of Parent since June 2018.

Akiko Okuno has served as a Professor, Faculty of Business Administration at KONAN UNIVERSITY, since April 2012 and has served as an Outside Director of Parent since June 2020.

Shusaku Nagae has served as Special Corporate Advisor at Panasonic Corporation (currently Panasonic Holdings Corporation) since June 2021 and as Outside Audit and Supervisory Board Member at Nikkei Inc. since March 2023 and as an Outside Director at Poppins Corporation since March 2024. He began serving as an Outside Director of Parent in June 2021.

Katsuyoshi Nishimura has served as a full-time Audit and Supervisory Board Member of Parent since June 2011.

Hironobu Tanisaka served as the Senior Director of the Business Audit Department from January 2018 through June 2021, when he most recently began serving as a full-time Audit and Supervisory Board Member of Parent.

Yasuo Hishiyama has served as Partner Attorney at Law, TANABE & PARTNERS since April 2011 and as a Member of the appraisal committee (Land Lease Non-Contentious Cases) at Tokyo District Court since January 2010 and as Outside Audit and Supervisory Board Member at Yoshimoto Pole Co., Ltd. since June 2023 and as an Outside Audit and Supervisory Board Member of Parent since June 2016.

Akiko Tanabe has served as Representative of Akiko Tanabe CPA office since January 2012 and as Partner of Midosuji Audit Corporation since July 2019 and served as a Provisional Outside Audit and Supervisory Board Member of Parent from April 2020 through June 2020, when she most recently began serving as an Outside Audit and Supervisory Board Member of Parent.

Akira Takada served as an Executive Officer of Parent from January 2022 through June 2023, when he most recently began serving as the Senior Executive Officer of Parent. Also, he has served as Executive Director of CMC and Production since October 2020. Previously, from June 2019 to October 2020, he served as the Senior Director of CMC Strategy Development of Parent and, from May 2019 to June 2019, he served as the Senior Director of Pharmaceutical R&D of Parent.

Satoshi Takahagi served as an Executive Officer of Parent from January 2022 through June 2023, when he most recently began serving as the Senior Executive Officer of Parent. Also, he has served as the Executive Director of Sales and Marketing, the Primary Care Business Development Division of Parent since August 2021. Previously, from May 2019 to August 2021, he served as the Senior Director of Sales and Marketing, Oncology Division of Parent.

Hiromu Habashita, Ph.D has served as the Deputy Executive Director of Discovery and Research of Parent since April 2019.

Shinji Takai, M.D., Ph.D has served as the Head of Medical Affairs of Parent since October 2018.

Masaki Itoh has served as the Division Director of Corporate Strategy and Planning, Business Management Division, Finance and Accounting of Parent since April 2023, and has served as the President of Ono Digital Health Investment, GK since March 2022. Previously, from May 2019 to April 2023, he served as the Senior Director of Corporate Planning Department of Parent.

Tatsuya Okamoto has served as the Executive Director of Clinical Development, Global Clinical Development Management Unit, Oncology Clinical Development Division of Parent since May 2024. Previously, from July 2023 to May 2024, he served as the Deputy Executive Director of Clinical Development, Oncology Clinical Development Division, NV Strategic Planning, Global Project Management, and Oncology Divisions, and from May 2019 to July 2023, he served as Senior Director of Clinical Development, Oncology Clinical Development Division of Parent.

Masayuki Tanigawa has served as the Executive Director of Corporate Development and Strategy of Parent since May 2019.

Takehiro Yamada has served as the Senior Director of the Risk and Compliance Management Department of Parent since January 2022. Previously, from October 2021 to January 2022, he served as the Senior Director of Human Resources Department of Parent and from May 2019 to October 2021, he served as the Division Director of Sales and Marketing Strategy Division of Parent.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By First Class, Registered or Certified Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	By Express or Overnight Delivery: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free:

(866) 920-4406

Outside the U.S.

(781) 896-6945